Exhibit 99.67

Execution Copy

ARRANGEMENT AGREEMENT

between

FRANCO-NEVADA CORPORATION

and

GOLD WHEATON GOLD CORP.

January 5, 2011

TABLE OF CONTENTS
(Continued)

TABLE OF CONTENTS
(Continued)

ARRANGEMENT AGREEMENT

THIS AGREEMENT made as of the 5th day of January, 2011.

B E T W E E N:

FRANCO-NEVADA CORPORATION,

a corporation existing under the
Canada Business Corporations Act,

(hereinafter referred to as “FN”)

OF THE FIRST PART

- and -

GOLD WHEATON GOLD CORP.,

a corporation existing under the
Business Corporations Act (British Columbia),

(hereinafter referred to as “GW”)

OF THE SECOND PART

WITNESSES THAT:

WHEREAS FN and GW have determined to engage in a business combination transaction as contemplated by this Agreement;

AND WHEREAS to effect the business combination FN proposes to acquire all of the issued and outstanding GW Common Shares by way of a plan of arrangement under the provisions of the Business Corporations Act (British Columbia), all upon the terms and subject to the conditions of this Agreement in accordance with applicable Law;

AND WHEREAS the GW Board has received the Fairness Opinions and the Formal Valuation and has determined that the Arrangement is fair to the GW Shareholders (other than FN and its affiliates) and is in the best interests of GW;

AND WHEREAS the execution and delivery of this Agreement has been approved by the board of directors of FN and the GW Board;

AND WHEREAS FN has entered into Support and Voting Agreements with the Supportive Shareholders;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE ONE
DEFINITIONS, INTERPRETATION AND SCHEDULES

Section 1.01                                Definitions

In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)                                  “Acquisition Proposal” means (other than the Arrangement) (i) any offer, proposal or inquiry from any person or group of persons made to GW after the date hereof, or (ii) any communication with any person or group of persons after the date hereof, who, before the date hereof, made an offer, proposal or inquiry which would be an “Acquisition Proposal” if made after the date hereof, in each case, relating to: (A) any take-over bid or exchange offer that, if consummated, would result in such person or group of persons beneficially owning 20% or more of GW’s securities or the securities of the Subsidiary; (B) any merger, amalgamation, arrangement, business combination, recapitalization, liquidation or winding-up in respect of GW or the Subsidiary (excluding a bona fide internal reorganization) by a person other than FN or an affiliate of FN; (C) any sale, lease, license, mortgage, hypothecation, pledge, transfer or other disposition of assets of GW and the Subsidiary taken as a whole, representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of GW and the Subsidiary taken as a whole, whether in a single transaction or series of transactions, to a person other than FN or an affiliate of FN; (D) any sale, acquisition or issuance of 20% or more of GW’s securities of any class or rights or interests therein or thereto in a single transaction or series of transactions; (E) any similar business combination or transaction of or involving GW and/or the Subsidiary, other than with FN or an affiliate of FN; (F) any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Arrangement or any transactions related thereto; or (G) any proposal or offer to, or public announcement of an intention to, do any of the foregoing from any person other than FN or an affiliate of FN;

(b)                                 “Aggregate Arrangement Consideration” means the total Cash Consideration and the total Share Consideration to be issued pursuant to, and in accordance with, the Plan of Arrangement;

(c)                                  “Agreement” means this arrangement agreement, together with the schedules attached hereto, as amended or supplemented from time to time;

(d)                                 “Amalco” has the meaning set forth in Section 2.01(d);

(e)                                  “Amalgamation” has the meaning set forth in Section 2.01(d);

(f)                                    “ARC” means an advance ruling certificate under the Competition Act;

(g)                                 “Arrangement” means the arrangement under the provisions of section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance therewith or made at the direction of the Court in the Final Order;

(h)                                 “Arrangement Filings” has the meaning set forth in Section 3.07(a);

(i)                                     “Arrangement Resolution” means the special resolution of the GW Shareholders approving the Arrangement and the Plan of Arrangement to be considered at the GW Meeting, which resolution shall be substantially in the form and content of Schedule A attached hereto;

(j)                                     “BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, in each case as now in effect and as may be amended from time to time prior to the Effective Date;

(k)                                  “Business Day” means a day which is not a Saturday, a Sunday or a statutory or civic holiday, or a day on which commercial banks are not open for business, in Vancouver, British Columbia or Toronto, Ontario;

(l)                                     “Canadian GAAP” means (i) prior to January 1, 2011, generally accepted accounting principles in Canada, and (ii) on and after January 1, 2011, generally accepted accounting principles applicable to publicly accountable enterprises under Part I of the CICA Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time;

(m)                               “Canadian Resident” means a beneficial owner of GW Common Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

(n)                                 “Cash Consideration” means $5.20 for each GW Common Share;

(o)                                 “CBCA” means the Canada Business Corporations Act;

(p)                                 “Commissioner” means the Commissioner of Competition appointed under the Competition Act;

(q)                                 “Competition Act” means the Competition Act (Canada) as may be amended from time to time prior to the Effective Date;

(r)                                    “Competition Act Approval” means:

(i)                                     the issuance to FN of an ARC by the Commissioner under Subsection 102(1) of the Competition Act to the effect that she is satisfied that she would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act with respect to the Plan of Arrangement; or

(ii)                                  both of:

(A)                              the waiting period under Section 123 of the Competition Act shall have expired or been terminated or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) or 123(2) of the Competition Act; and

(B)                                FN shall have been advised in writing by the Commissioner that she is of the view that grounds do not exist as of the date of the advice to initiate proceedings under the merger provisions of the Competition Act in respect of the Plan of Arrangement;

(s)                                  “Competition Tribunal” means the Competition Tribunal established under the Competition Tribunal Act (Canada);

(t)                                    “Completion Deadline” means the date by which the Arrangement is to be completed, which date shall not be later than 5:00 p.m. (Vancouver time) on March 28, 2011 or such later date as the parties may agree to in writing;

(u)                                 “Confidentiality Agreement” means the confidentiality agreement dated as of December 16, 2010 between FN and GW;

(v)                                 “Court” means the Supreme Court of British Columbia;

(w)                               “Depositary” means Computershare Investor Services Inc., being the depositary appointed by FN for the purpose of, among other things, effecting the exchange of GW Common Shares for the Aggregate Arrangement Consideration pursuant to the Arrangement;

(x)                                   “Dissent Rights” means the right to dissent in connection with the Plan of Arrangement granted to GW Shareholders (other than FN and its affiliates) by the Court in the Interim Order and in accordance with Section 238 of the BCBCA, as modified by Article Three of the Plan of Arrangement, the Interim Order and the Final Order, and any other right to dissent that is available to GW Shareholders (other than FN and its affiliates) under the BCBCA, as modified by Article Three of the Plan of Arrangement, the Interim Order and the Final Order;

(y)                                 “Dissenting Shareholder” means a GW Shareholder who has exercised its Dissent Right in accordance with the requirements of the Interim Order;

(z)                                   “Effective Date” means the date agreed to by GW and FN in writing as the effective date of the Arrangement after all of the conditions precedent to the completion of the Arrangement as set out in this Agreement have been satisfied or waived, including that the Final Order has been granted by the Court;

(aa)                            “Effective Time” means the commencement of the day on the Effective Date which, in accordance with the BCBCA will be denoted as 12:01 a.m. (Vancouver time) on the filings with the Registrar;

(bb)                          “Election Deadline” means 4:30 p.m. (local time at the place of deposit with the Depositary as provided in the Letter of Transmittal on the Election Date (as such term is defined in the Plan of Arrangement));

(cc)                            “Eligible Holder” means a beneficial holder of GW Common Shares immediately prior to the Effective Time who is either: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

(dd)                          “Eligible Non-Resident” means a beneficial holder of GW Common Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose GW Common Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

(ee)                            “Encumbrance” means with respect to any property or asset, any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(ff)                                “Fairness Opinions” means the opinion dated December 12, 2010 from Paradigm Capital Inc. that the transaction is fair, from a financial point of view, to the GW Shareholders (other than FN) and the opinion dated January 4, 2011 from Canaccord Genuity Corp. that the consideration to be received by the holders of GW Common Shares (other than FN) under the transaction is fair, from a financial point of view, to such holders of GW Common Shares;

(gg)                          “Final Order” means the final order of the Court, as such order may be amended at any time prior to the Effective Date, pursuant to section 291 of the BCBCA approving the Arrangement or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(hh)                          “FN” means Franco-Nevada Corporation, a corporation existing under the CBCA;

(ii)                                  “FN Common Shares” means the common shares in the capital of FN as currently constituted;

(jj)                                  “FN Disclosure Documents” means the documents filed by or on behalf of FN that are publicly available in electronic form on the System for Electronic Document Analysis and Retrieval, commonly known as “SEDAR”;

(kk)                            “FN Documents” has the meaning set forth in Section 5.02(e);

(ll)                                  “FN Information” means all information (including all financial information, historical, pro forma or otherwise) as may be reasonably requested by GW or as required by the Interim Order or applicable Laws to be disclosed in the Proxy Circular and any amendment or supplement thereto with respect to FN and its businesses and properties and the FN Common Shares, including all information required for the Proxy Circular to provide full, true and plain disclosure of all material facts relating to the securities of FN to be issued pursuant to this Agreement, including under the Plan of Arrangement;

(mm)                      “Formal Valuation” means the formal valuation prepared by Canaccord Genuity Corp. in accordance with and pursuant to MI 61-101 that, among other things, provides a valuation of the GW Common Shares;

(nn)                          “Former GW Shareholders” means the GW Shareholders immediately prior to the Effective Time;

(oo)                          “Governmental Entity” means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(pp)                          “GW” means Gold Wheaton Gold Corp., a corporation existing under the BCBCA;

(qq)                          “GW Board” means the board of directors of GW;

(rr)                                “GW Common Share Certificate” means a certificate representing GW Common Shares;

(ss)                            “GW Common Shares” means the common shares in the capital of GW as presently constituted;

(tt)                                “GW Disclosure Documents” means the documents filed by or on behalf of GW that are publicly available in electronic form on the System for Electronic Document Analysis and Retrieval, commonly known as “SEDAR”;

(uu)                          “GW Documents” has the meaning set forth in Section 5.01(t);

(vv)                          “GW Intellectual Property” has the meaning set forth in Section 5.01(q);

(ww)                      “GW Material Contracts” means the following contracts, each as amended:

(i)                                     Metal Purchase Agreements;

(ii)                                Note Indentures between GW and Computershare Trust Company of Canada dated May 26, 2009 and the First Supplemental Note Indenture dated May 26, 2009 and the Second Supplemental Note Indenture dated November 26, 2009 pursuant to which the GW Secured Notes were issued;

(iii)                             Warrant Indentures of GW with Computershare Trust Company of Canada pursuant to which the GW Warrants were issued, being (i) dated July 8, 2008 and supplemented February 4, 2010; (ii) dated March 5, 2009 and supplemented February 4, 2010; and (iii) dated May 26, 2009 and supplemented February 4, 2010 (collectively, the “Warrant Indentures”);

(iv)                              FIU Note, being a senior, secured, convertible note of First Uranium Corporation in the amount of U.S.$20.0 million issued pursuant to the Note Indenture of First Uranium Corporation as agreed to in April, 2010; and

(v)                                 Use of Intellectual Property Agreement between Silver Wheaton Corporation and GW dated July 15, 2008;

(xx)                              “GW Meeting” means the special meeting of the GW Shareholders, including any adjournments or postponements thereof,  to be called and held in accordance with the Interim Order, among other things, to consider and, if deemed advisable, to approve the Arrangement Resolution and all other matters requiring approval pursuant to the terms and conditions of this Agreement or the Interim Order;

(yy)                          “GW Option Plan” means the stock option plan of GW, as amended;

(zz)                              “GW Options” means the outstanding options to purchase GW Common Shares governed by the GW Option Plan;

(aaa)                      “GW Plans” has the meaning set forth in Section 5.01(r);

(bbb)                   “GW Secured Notes” means (i) GW’s senior secured notes Series 1 in the amount of $57 million due May 26, 2014, and (ii) GW’s senior secured notes Series 2 in the amount of $50 million due November 26, 2014;

(ccc)                      “GW Shareholder Approval” means the approval of the Arrangement Resolution by: (i) the requisite majority of GW Shareholders as provided for in the BCBCA; (ii) “minority approval” in accordance with MI 61-101; and (iii) any other shareholder approvals required by the TSX, and in accordance with the Interim Order;

(ddd)                   “GW Shareholders” means the holders of GW Common Shares at the applicable time;

(eee)                      “GW Warrants” means, collectively, the 2011 Warrants, 2013 Warrants, 2014 (May) Warrants and 2014 (November) Warrants;

(fff)                            “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

(ggg)                   “including”, “includes” or similar expressions are not intended to be limiting and are deemed to be followed by the expression “without limitation”;

(hhh)                   “Indemnified Parties” has the meaning set forth in Section 6.03;

(iii)                               “Interim Order” means the interim order of the Court pursuant to section 291 of the BCBCA, as such order may be amended at any time prior to the Effective Date, made in connection with the Arrangement and providing for, among other things, the calling and holding of the GW Meeting;

(jjj)                               “Law” or “Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, instruments, published policies, notices, directions and judgments or other requirements of any Governmental Entity, in each case having the force of Law;

(kkk)                      “Letter of Transmittal” means the letter of transmittal to be sent to GW Shareholders for use in connection with the Arrangement;

(lll)                               “Material Adverse Change” means any one or more changes, events or occurrences, and “Material Adverse Effect” means any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, assets or financial condition of GW or FN, as the case may be (and in this Agreement any reference to “Material Adverse Change” or “Material Adverse Effect” with respect to FN or GW shall be deemed to mean a “Material Adverse Change” or “Material Adverse Effect” with respect to FN or GW on a consolidated basis); provided, however, that changes, events or occurrences or any state of facts relating:

(i)                                     to changes in the natural resource industry generally or in the capital markets generally (including, without limitation, any reduction in market indices);

(ii)                                  to economic, business, regulatory or political conditions in general, or credit, financial or currency markets in general;

(iii)                               to any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof or arising directly as a result of any natural disaster;

(iv)                              to Canadian GAAP or regulatory accounting requirements;

(v)                                 to a change in the market trading price of the GW Common Shares, in the case of GW, or FN Common Shares, in the case of FN;

(vi)                              to the execution, announcement, existence or performance of this Agreement or the consummation of the transactions contemplated hereby;

(vii)                           to in the case of GW, any action or inaction taken by GW or the Subsidiary to which FN has consented to in writing or as expressly permitted by this Agreement;

(viii)                        to any change or proposed change in Laws or in the interpretation, application or non-application of Laws by any Governmental Entity;

(ix)                                to any matter disclosed in this Agreement; or

(x)                                   solely to and as a result of the demand by FN for repayment, or repayment, of the GW Secured Notes;

shall be deemed not to constitute a “Material Adverse Effect” or a “Material Adverse Change” and shall not be considered in determining whether a “Material Adverse Effect” or a “Material Adverse Change” has occurred, provided further that in the case of clause (v) above, the underlying cause of any such change (but excluding any changes, events or occurrences or any state of facts relating to the matters referred to in clauses (i) to (iv) or (vi) to (x) above) may be considered in determining whether a “Material Adverse Effect” or a “Material Adverse Change” has occurred and provided further that it is understood that notwithstanding clause (x) above, so long as FN has not demanded repayment of the GW Secured Notes, nothing herein shall preclude any default thereunder from constituting a “Material Adverse Change” or from having a “Material Adverse Effect” with respect to GW;

(mmm)           “Metal Purchase Agreements” means the (i) purchase agreement dated July 15, 2008 between GW and FNX Mining Company Inc.; (ii) purchase agreement dated November 28, 2008 between GW, the Subsidiary, First Uranium Corporation and Chemwes (Proprietary) Limited; and (iii) purchase agreement dated November 5, 2009 between GW, the Subsidiary, First Uranium Corporation and Ezulwini Mining Company (Proprietary) Limited, in each case as amended;

(nnn)                   “MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

(ooo)                   “Plan of Arrangement” means the plan of arrangement substantially in the form and content of Schedule B attached hereto and any amendments or variations thereto made in accordance with the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order;

(ppp)                   “Proxy Circular” means the management information circular to be prepared by GW for the GW Meeting, including all information and documents incorporated by reference therein;

(qqq)                   “Record Date” means the date established by the GW Board as the date on which the central securities register is closed with respect to the entitlement of GW Shareholders to vote at the GW Meeting;

(rrr)                            “Registrar” means the “registrar” as defined in the BCBCA;

(sss)                      “Section 85 Election” has the meaning set forth in Section 3.14;

(ttt)                            “Securities Authorities” means the securities regulatory authorities in the jurisdictions of Canada in which FN or GW is a reporting issuer, as the case may be;

(uuu)                   “Securities Laws” means the Canadian provincial and territorial securities laws, regulations and rules issued under such laws, and the published regulations, rules, policy statements, orders, instruments (including national and applicable multilateral instruments), notices and rulings of the securities commissions or equivalent securities regulatory bodies in the provinces and territories of Canada;

(vvv)                   “Share Consideration” means 0.1556 of an FN Common Share for each GW Common Share;

(www)           “Straddle Period” means any taxation period of GW or the Subsidiary ending after the Effective Date which commenced prior to the Effective Date and includes a period prior to the Effective Date;

(xxx)                       “Subco” means a wholly-owned subsidiary of FN which will amalgamate with GW in accordance with this Agreement and the Plan of Arrangement;

(yyy)                   “Subsidiary” means Gold Wheaton (Barbados) Corporation, a wholly-owned subsidiary of GW incorporated under the laws of Barbados;

(zzz)                       “Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal: (i) that is not conditional on obtaining financing beyond what would be permitted in respect of a takeover bid under Multilateral Instrument 62-104 — Take-over Bids and Issuer Bids; (ii) that did not result from a breach of this Agreement; (iii) that involves an acquisition of not less than 100% of the outstanding GW Common Shares (excluding any GW Common Shares held by the person making such Acquisition Proposal or its affiliates) or assets of GW representing not less than substantially all of the assets of GW; (iv) which the GW Board has determined in good faith, after consultation with, and receiving advice from, as appropriate (and as determined by the GW Board in its discretion), the financial, legal and other advisors to GW (A) is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the party making such proposal, and (B)

would, if consummated in accordance with the terms thereof (but without assuming away the risk of non-completion), result in a transaction more favourable from a financial point of view to the GW Shareholders (other than FN and its affiliates) than the Arrangement; and (v) in respect of which the GW Board determines in good faith (after receipt of advice from its outside legal counsel) that failure to recommend such Acquisition Proposal to the GW Shareholders would be inconsistent with its fiduciary duties.

(aaaa)                “Support and Voting Agreements” means the support and voting agreements executed as of the date hereof by the Supportive Shareholders pursuant to which, subject to the terms thereof, the Supportive Shareholders irrevocably agree to vote their GW Common Shares in favour of the Arrangement, unless this Agreement is terminated;

(bbbb)            “Supportive Shareholders” means, collectively, all members of the GW Board and all senior officers of GW;

(cccc)                “Tax” and “Taxes” means, with respect to any person, all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any Governmental Entity (domestic or foreign) on such person, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(dddd)            “Tax Act” means the Income Tax Act (Canada);

(eeee)                “Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act;

(ffff)                      “Tax Returns” means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any Governmental Entity relating to Taxes;

(gggg)            “Third Party Beneficiaries” has the meaning set forth in Section 6.03;

(hhhh)            “TSX” means the Toronto Stock Exchange;

(iiii)                            “Warrant Indentures” has the meaning set forth in Section 1.01(ww)(iii);

(jjjj)                            “1933 Act” means the Securities Act of 1933, as amended, of the United States of America;

(kkkk)                “1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States of America;

(llll)                            “2011 Amount” shall have the meaning set forth in Section 5.01(x);

(mmmm)            “2011 Warrant” means a warrant to purchase a GW Common Share at a price of $5.00 with an expiry date of March 5, 2011 issued pursuant to the warrant indenture between GW and Computershare Trust Company of Canada dated March 5, 2009, as supplemented;

(nnnn)            “2013 Warrant” means a warrant to purchase a GW Common Share at a price of $10.00 with an expiry date of July 8, 2013 issued pursuant to the common share purchase warrant indenture between GW and Computershare Trust Company of Canada dated July 8, 2008, as supplemented;

(oooo)            “2014 (May) Warrant” means a warrant to purchase a GW Common Share at a price of $5.00 with an expiry date of May 26, 2014 issued pursuant to the common share purchase warrant indenture between GW and Computershare Trust Company of Canada dated May 26, 2009, as supplemented; and

(pppp)            “2014 (November) Warrant” means a warrant to purchase a GW Common Share at a price of $5.00 with an expiry date of November 26, 2014 issued pursuant to the common share purchase warrant indenture between GW and Computershare Trust Company of Canada dated May 26, 2009, as supplemented.

In addition, words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires and all capitalized terms which are not otherwise defined in this Agreement shall have the meaning ascribed to them in the Plan of Arrangement.

Section 1.02                                Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.  The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

Section 1.03                                Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and all words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

Section 1.04                                Date for any Action

If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05                                Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06                                Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

Section 1.07                                Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. The parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof which is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof which it replaces.

Section 1.08                                Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

Section 1.09                                Knowledge

Where the phrase “to the knowledge of GW” is used, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon the actual knowledge of David Cohen and Kathleen Butt, after reasonable inquiry.  Where the phrase “to the knowledge of FN” is used, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based on the actual knowledge of David Harquail and Sandip Rana, after reasonable inquiry.

Section 1.10                                Plan of Arrangement

If there is any conflict or inconsistency between the provisions of this Agreement and the Plan of Arrangement, the provisions of the Plan of Arrangement shall govern.

Section 1.11                                Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Form of Arrangement Resolution
B	Plan of Arrangement
C	Information regarding GW Options and GW Warrants
D	Consulting Agreements of GW
E	Details of Termination of Employment Costs

ARTICLE TWO
THE ARRANGEMENT AND RELATED MATTERS

Section 2.01                                Arrangement

At the Effective Time, the Arrangement shall become effective and the following shall occur and shall be deemed to occur without any further act or formality, as further described in the Plan of Arrangement, and in accordance with the terms of the Plan of Arrangement.

(a)                                  Each GW Common Share held by a Dissenting Shareholder shall be deemed to be transferred to FN by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, and FN shall thereupon be obliged to pay the amount therefor determined and payable in accordance with the Plan of Arrangement, and the name of such holder shall be removed from the central securities register of GW as a holder of GW Common Shares and FN shall be recorded as the registered holder of the GW Common Shares so transferred and shall be the legal owner of such GW Common Shares.

(b)                                 Each GW Common Share (other than GW Common Shares held by FN and its affiliates and the Dissenting Shareholders) shall be transferred by the holder thereof, without any further act or formality on its part, to FN (free and clear of any Encumbrances of whatsoever nature), and each Former GW Shareholder (other than FN and its affiliates and the Dissenting Shareholders) shall be entitled to receive, in exchange therefor and subject to the provisions of Sections 2.03(b), 2.03(c) and 4.01(d) of the Plan of Arrangement, consideration comprised of, in accordance with the election or deemed election of such Former GW Shareholder contemplated in the Plan of Arrangement:

(i)                                     Share Consideration — 0.1556 of an FN Common Share for each GW Common Share held; or

(ii)                                  Cash Consideration — $5.20 for each GW Common Share held,

subject to pro-ration in accordance with the Plan of Arrangement.

(c)                                  Any Former GW Shareholder (other than FN and its affiliates and the Dissenting Shareholders) who has not duly and validly completed and delivered the Letter of Transmittal by the Election Deadline shall be deemed to have elected to receive the Cash Consideration for 100% of his or her GW Common Shares, subject to pro-ration in accordance with the Plan of Arrangement.

(d)                                 GW and Subco shall amalgamate to form one corporate entity (“Amalco”) in accordance with the Plan of Arrangement (the “Amalgamation”).

Section 2.02                                Consultation

FN and GW agree to consult with each other in issuing any press release or investor presentation to the GW Shareholders or holders of the GW Warrants or otherwise making any public statement with respect to this Agreement or the Arrangement and in making any filing with any federal, provincial or state governmental or regulatory agency or with any securities commission or stock exchange with respect thereto.  Each of FN and GW shall use its commercially reasonable efforts to enable the other party hereto to review and comment on all such press releases and filings prior to the release or filing, respectively, thereof.  FN and GW agree to issue a press release with respect to this Agreement as soon as practicable, in a form acceptable to each of them, acting reasonably.  Each of FN and GW acknowledges and agrees that this Agreement may be required to be filed no later than the filing of a material change report under applicable securities legislation and may be included as a schedule to the Proxy Circular.

Section 2.03                                Pre-closing

Unless this Agreement is terminated pursuant to the provisions hereof, FN and GW shall meet at the offices of Gowling Lafleur Henderson LLP, Suite 1600, 100 King Street West, 1 First Canadian Place, Toronto, Ontario at 4:00 p.m. on the day before the Effective Date or at such other time or on such other date as they may mutually agree upon and each of them shall deliver to the other party hereto:

(a)                                  the documents required or contemplated to be delivered by it hereunder to complete the transactions contemplated hereby, provided that each such document required to be dated the Effective Date shall be dated as of, or become effective on, the Effective Date and shall be held in escrow to be released upon the Arrangement becoming effective; and

(b)                                 written confirmation as to the satisfaction or waiver of all of the conditions in its favour contained in this Agreement.

Section 2.04                                Arrangement Filings

Subject to the rights of termination contained in Section 9.02 hereof, upon obtaining GW Shareholder Approval, GW obtaining the Final Order and the other conditions contained in Article Seven hereof being complied with or waived, GW shall file the Arrangement Filings with the Registrar together with such other documents as may be required in order to effect the Arrangement.

Section 2.05                                Alternative Transaction Structure

At the request of FN, GW shall use its commercially reasonable efforts to assist FN to successfully implement and complete any alternative transaction structure (including, for greater certainty, a take-over bid) whereby FN and/or its affiliates would effectively acquire all the GW Common Shares for consideration on economic and other terms and conditions having consequences to GW Shareholders that are in substance equivalent to or better than those contemplated by the Arrangement and that do not have negative financial or tax consequences for GW and, which alternative transaction can be completed prior to the Completion Deadline and which the GW Board has determined is in the best interests of GW, taking into account the consequences to its various stakeholders, including, but not limited to, holders of GW Options and GW Warrants.  In the event that the transaction structure is modified, the relevant provisions of this Agreement shall be modified as necessary in order that they shall apply with full force and effect, mutatis mutandis, but with the adjustments necessary to reflect the revised transaction structure, and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such amendments as may be reasonably required as a result of such modifications.

ARTICLE THREE
IMPLEMENTATION OF THE ARRANGEMENT

Section 3.01                                Implementation Steps by GW

GW hereby covenants in favour of FN as follows, that GW shall:

(a)                                  as soon as reasonably practicable, and in any event on or before January 28, 2011, prepare, in a manner acceptable to FN (acting reasonably), and make an application to the Court for the Interim Order under the BCBCA and thereafter diligently seek to obtain the Interim Order, on terms and conditions acceptable to GW and FN, acting reasonably;

(b)                                 not object to legal counsel to FN appearing and making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that GW is advised of the nature of any submissions prior to the hearing;

(c)                                  provide legal counsel to FN on a timely basis with copies of any notice of appearance and evidence served on GW or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom and any notice (written or oral) received by GW indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order;

(d)                                 take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by GW;

(e)                                  subject to applicable Laws, not file any material with the Court in connection with the Arrangement or serve any such material, and shall not modify or amend materials so filed or served, except as contemplated hereby or with FN’s prior written consent, not to be unreasonably withheld; provided that nothing herein will require FN to agree or consent to any increase in consideration or other modification or amendment to such filed or served materials that expands or increases FN’s obligations set forth in any such filed or served materials under this Agreement;

(f)                                    fix the Record Date for the purposes of determining the GW Shareholders entitled to receive notice of the GW Meeting and vote thereat to be on or about February 3, 2011 and not change the Record Date without the prior written consent of FN;

(g)                                 subject to obtaining the Interim Order, as soon as reasonably practicable, solicit proxies to be voted at the GW Meeting in favour of the Arrangement in accordance with Section 3.08 hereof and convene and hold the GW Meeting on or about March 8, 2011 (in accordance with applicable Laws and the Interim Order) so that GW Shareholders may consider and approve the Arrangement Resolution and for any other proper purpose as may be set out in the notice for the GW Meeting;

(h)                                 except as permitted by this Agreement or to the extent required by a Governmental Entity, not adjourn, postpone or cancel (or propose any adjournment, postponement or cancellation of) the GW Meeting without the prior written consent of FN;

(i)                                     provide notice to FN of the GW Meeting and allow representatives of FN to attend the GW Meeting unless such attendance is specifically prohibited by the Interim Order;

(j)                                     conduct the GW Meeting in accordance with the Interim Order, the BCBCA, the notice of articles and articles of GW and as otherwise required by applicable Laws;

(k)                                  subject to obtaining the approval of the GW Shareholders as required by the Interim Order, to apply in a manner acceptable to FN (acting reasonably) and proceed with and diligently pursue the application to the Court for the Final Order, which application shall be in a form and substance satisfactory to the parties hereto, acting reasonably; and

(l)                                     following the issue of the Final Order, the receipt by FN of written confirmation from GW that the conditions in favour of GW have been satisfied, fulfilled or waived and the receipt by GW of written confirmation from FN that the conditions in favour of FN have been satisfied, fulfilled or waived, and, at a time and on a date to be agreed by FN and GW (but in any event not more than one Business Day following the satisfaction, fulfillment or waiver of such conditions), file the Arrangement Filings with the Registrar in order for the Arrangement to become effective.

Section 3.02                                Interim Order

The notice of motion for the application referred to in Section 3.01(a) will request that the Interim Order provide, among other things:

(a)                                  that the approval of the GW Shareholders for the Arrangement will be a majority in number representing two-thirds of the votes cast on the Arrangement Resolution by such GW Shareholders in person or by proxy at the GW Meeting, and such other security holder approvals as required by the TSX and any applicable Securities Laws;

(b)                                 that, in all other respects, the terms, restrictions and conditions of the notice of articles and the articles of GW, including quorum requirements and all other matters, will apply in respect of the GW Meeting;

(c)                                  for the Dissent Rights; and

(d)                                 that the GW Meeting may be adjourned or postponed from time to time by management of GW with the consent of FN, without the need for additional Court approval.

Section 3.03                                Proxy Circular — GW Actions

As promptly as practicable after the execution and delivery of this Agreement, GW will prepare the Proxy Circular, the Letter of Transmittal, and any other documents required by applicable Laws in connection with the Arrangement (including any supplement or amendment to the Proxy Circular), and FN will co-operate in such preparation as herein provided. GW shall provide FN and its counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed by GW with the Court or any Securities Authority in connection with the Arrangement including the Proxy Circular and any supplement thereto or amendment thereof prior to the service and/or filing of those materials and give due consideration to the reasonable comments of FN and its counsel, recognizing that whether or not such comments shall be included will be determined by GW, acting reasonably. GW acknowledges and agrees that it will prepare and provide to FN the pro forma financial information in respect of GW required for the pro forma financial statements being prepared by FN, and GW agrees that it will deliver such pro forma financial information to FN in a timely fashion in order for FN to meet its obligations under this Article Three. As promptly as practicable after the execution and delivery of this Agreement, and in any event, on or before February 15, 2011, GW will cause the Proxy Circular, the Letter of Transmittal and any other documentation required in connection with the GW Meeting (and thereafter any supplement or amendment to the Proxy Circular) to be sent to each of the GW Shareholders as ordered by the Interim Order and in accordance with all applicable Laws in and to all jurisdictions where the Proxy Circular is to be mailed and be filed as required by the Interim Order and applicable Law.  Except with respect to the FN Information for which FN shall be solely responsible, the Proxy Circular and all supplements thereto and amendments thereof shall comply in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable Securities Laws, and will not contain any misrepresentation (as defined under applicable Securities Laws) and shall contain full, true and plain disclosure of all material facts with respect thereto. GW will take reasonable steps to ensure that the Proxy Circular and all supplements thereto and amendments thereof provides GW Shareholders entitled to vote with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the GW Meeting.

Section 3.04                                Covenants of FN

FN hereby covenants in favour of GW as follows, that FN shall:

(a)                                  assist and cooperate in GW’s application to the Court for the Interim Order;

(b)                                 subject to GW obtaining GW Shareholder Approval, assist and cooperate in GW’s application to the Court for the Final Order; and

(c)                                  take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by FN.

Section 3.05                                Proxy Circular — FN Actions

In a timely and expeditious manner, FN shall provide to GW all FN Information for inclusion in the Proxy Circular or in any amendment or supplement to the Proxy Circular.  All FN Information contained in the Proxy Circular shall comply in all material respects with all applicable Laws on the date of the mailing thereof and contain all material facts relating to FN required to be disclosed in the Proxy Circular (including any amendment or supplement to the Proxy Circular), shall not contain any misrepresentation (as defined under applicable Securities Laws) and shall contain full, true and plain disclosure of all material facts relating to the securities of FN to be issued pursuant to this Agreement, including under the Plan of Arrangement. Subject to applicable Laws, FN shall indemnify and hold harmless each of the directors and officers of GW to the extent that the FN Information contains or is alleged to contain any misrepresentation (as defined under applicable Securities Laws) and/or does not contain full, true and plain disclosure of all material facts relating the securities of FN to be issued pursuant to this Agreement, including under the Plan of Arrangement. In particular but without limitation, FN shall provide GW with all consents of its “Qualified Persons” required pursuant to NI 43-101 and all consents from its auditors required in connection with the financial information of FN required to be included in the Proxy Circular. FN acknowledges and agrees that it will prepare and provide to GW the pro forma financial statements required to be included in the Proxy Circular and FN agrees that it will deliver such pro forma financial statements to GW in a timely fashion in order for GW to meet its obligations under this Article Three.

Section 3.06                                Information for Proxy Circular and Arrangement Filings

Each of FN and GW will furnish to the other all such information concerning it and its shareholders as may be reasonably required (and, in the case of its shareholders, available to it) for the completion of the actions described in this Article Three.  FN and GW will each promptly notify the other if at any time before or after the Effective Time it becomes aware that the Proxy Circular or an application for an order or a consent described in this Article Three contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Proxy Circular or such application.

Section 3.07                                Preparation of Filings

GW covenants as follows that:

(a)                                  GW shall prepare any application for the orders, rulings and consents and any other documents reasonably deemed necessary by GW or FN to discharge their respective obligations under applicable Securities Laws and the Interim Order in connection with the Arrangement and the other transactions contemplated hereby including, if applicable, filings that are required under the BCBCA to be made with the Registrar in order for the Arrangement to be effective (the “Arrangement Filings”); and

(b)                                 GW shall take all such action as may be required under the BCBCA and the Interim Order in connection with the transactions contemplated by this Agreement and the Plan of Arrangement, and FN will cooperate with GW in completion of the above.

Section 3.08                                Solicitation of Proxies

(a)                                  Subject to the terms of this Agreement, GW shall: (i) take all commercially reasonable lawful actions to actively solicit votes in favour of the Arrangement Resolution including, without limitation, retaining a proxy solicitation agent to solicit proxies in favour of the Arrangement Resolution; (ii) recommend to all GW Shareholders (other than FN and its affiliates) that they vote in favour of the Arrangement Resolution; and (iii) not withdraw, modify or qualify, or publicly propose to or publicly state that it intends to withdraw, modify or qualify in any manner adverse to FN such recommendation, except as expressly permitted by Section 8.01; and (iv) in the event that a third party has announced or made public an Acquisition Proposal, which the GW Board determines is not a Superior Proposal, GW shall reaffirm to all GW Shareholders (other than FN and its affiliates) its recommendation that they vote in favour of the Arrangement Resolution.

(b)                                 GW will use commercially reasonable efforts to advise FN, at least on a daily basis on each of the 10 Business Days prior to the date of the GW Meeting, as to the aggregate tally of the proxies received by GW in respect of the Arrangement Resolution.

Section 3.09                                GW Meeting

(a)                                  GW shall:

(i)                                     hold the GW Meeting on or before March 8, 2011 in accordance with the terms of this Agreement and in accordance with the BCBCA and the Interim Order; and

(ii)                                  diligently do all such acts and things as may be necessary to comply with, in all material respects, all applicable Laws (including without limitation Securities Laws and the notice of articles and articles of GW) in relation to the GW Meeting and, without limiting the generality of the foregoing, shall use all reasonable efforts to benefit from the accelerated timing contemplated by Securities Laws.

(b)                                 Except as expressly provided herein or the Interim Order, GW shall not adjourn, postpone or cancel the GW Meeting (or propose to do so), except:

(i)                                     if quorum is not present at the GW Meeting;

(ii)                                  if required by applicable Laws; or

(iii)                               if otherwise agreed to in writing with FN.

Section 3.10                                Exchange Procedures

(a)                                  Prior to the delivery of the Proxy Circular, FN shall appoint the Depositary for the purpose of exchanging with Former GW Shareholders the Aggregate Arrangement Consideration to be delivered in accordance with the Plan of Arrangement. Concurrently with the mailing of the Proxy Circular, GW shall send to each registered GW Shareholder a Letter of Transmittal and instructions for use in such exchange.

(b)                                 If the Arrangement becomes effective, upon delivery to the Depositary of a duly completed and validly executed Letter of Transmittal, together with one or more GW Common Share Certificate(s): (i) a GW Shareholder (other than FN and its affiliates and Dissenting Shareholders) shall be entitled to receive in exchange for each GW Common Share formerly held by such GW Shareholder an amount in cash and/or a certificate of an FN Common Share registered in such holder’s name, as applicable, representing the consideration that such GW Shareholder has the right to receive therefor in accordance with the Plan of Arrangement; and (ii) any GW Common Share Certificate so surrendered shall forthwith be cancelled. Promptly after receipt of a properly submitted Letter of Transmittal the Depositary shall cause the consideration to be sent to the GW Shareholder at the mailing address designated by such holder in the Letter of Transmittal. Until so surrendered, each outstanding GW Common Share Certificate shall be deemed from and after the Effective Time, for all purposes, to evidence only the right to receive upon such surrender the consideration for each of such shares pursuant to the Plan of Arrangement.

(c)                                  Neither FN nor GW shall be liable to any GW Shareholder or Former GW Shareholder for the consideration attributable to GW Common Shares or for any other cash amounts, delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

(d)                                 To the extent that a GW Shareholder shall not have complied with the provisions of this Section and the Plan of Arrangement on or before the sixth anniversary of the Effective Date, any GW Common Share held by such GW Shareholder shall cease to represent a claim by, or interest of any kind or nature, against or in GW or FN and the consideration that such GW Shareholder was otherwise entitled to receive shall be automatically cancelled and the cash portion thereof shall be returned to FN.

Section 3.11                                Withholding Rights

FN or the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any GW Shareholder or Former GW Shareholder or other person pursuant to this Agreement, including payment pursuant to a Dissent Right, such amounts as required to be deducted and withheld with respect to such payment under the Tax Act or any provision of provincial, state, local, or foreign tax law in each case as amended and subject to the provisions of any applicable income tax treaty between Canada and the country where the holder is resident. To the extent that amounts are so withheld and duly remitted to the relevant tax authority, such withheld amounts shall be treated for all purposes as having been paid to the recipient of the payment in respect of which such deduction and withholding was made.

Section 3.12                                Further Action

If, at any time after the Effective Time, any further action is determined by FN to be necessary or desirable to carry out the purposes of this Agreement or to vest GW or FN with full right, title and interest to and in, and possession in the case of FN of all GW Common Shares, and in the case of GW all rights and property of GW, the officers and directors of FN shall be fully authorized (in the name of GW and otherwise) to take such action.

Section 3.13                                Dissenting Securities

GW shall give FN: (i) prompt notice of any written demand received by GW prior to the Effective Time to require GW to purchase GW Common Shares pursuant to the Dissent Rights and of any other demand, notice or instrument delivered to GW prior to the Effective Time pursuant to the Dissent Rights; and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. GW shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless FN has consented in writing to such payment or settlement offer.

Section 3.14                                Tax Elections

Subject to the requirements and limitations in the Tax Act, an Eligible Holder who transfers GW Common Shares to FN pursuant to the Arrangement and receives any FN Common Shares as consideration may make a joint income tax election with FN, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the transfer. Upon receipt of a Letter of Transmittal in which an Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, FN will arrange for delivery of a tax instruction letter to such Eligible Holder.  The tax instruction letter will provide to the Eligible Holder general instructions on how the Eligible Holder will make the Section 85 Election.  To make the Section 85 Election, the Eligible Holder must provide the required information to the person specified in the tax instruction letter in accordance with the procedure set out therein, within ninety (90) days of the Effective Date.  If all required information is so provided by an Eligible Holder, the properly completed prescribed form for the Section 85 Election will be executed by FN and delivered electronically to the Eligible Holder for execution and filing by the Eligible Holder.  With the exception of the execution by FN of properly completed prescribed forms for purposes of the Section 85 Election, compliance with the requirements for a valid Section 85 Election, including, without limitation, selection of the appropriate elected amount for the prescribed form and the filing of the completed and executed form with the appropriate Governmental Entity, will be the sole responsibility of the Eligible Holder making the Section 85 Election.  FN will not be responsible for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election forms or to properly file such forms within the time prescribed under the Tax Act or the corresponding provisions of any applicable provincial tax legislation.

Section 3.15                                Fractional Rights, Fractional Shares etc.

(a)                                  FN shall not be required to issue or deliver fractions of FN Common Shares or to distribute share certificates which evidence fractional FN Common Shares. On the Effective Date there shall be paid to the GW Shareholders with regard to whom fractional FN Common Shares would otherwise be issuable, an amount in cash by cheque in an amount calculated by multiplying such fraction by $33.41 provided that any such fractional interest which would result in a payment of less than $5.00 shall be ignored.

(b)                                 The Depositary shall have no obligation to make any payments in lieu of fractional FN Common Shares unless FN shall have provided the Depositary with the necessary funds to pay in full all amounts payable in accordance with Section 3.15(a).

(c)                                  Any cash component of the consideration to be received under the Plan of Arrangement that is less than one cent shall be rounded up to the next whole cent.

Section 3.16                                Cash Available; Deposit of Cash and Shares

FN represents and warrants to GW that it has, and covenants with GW that it will on the Effective Date have, unrestricted cash available that is sufficient to pay the cash component of the Aggregate Arrangement Consideration in full as required in accordance with the Plan of Arrangement.  FN shall, following the receipt by GW of the Final Order and prior to the filing by GW of the Arrangement Filings and the Effective Date, deposit in escrow with the Depositary sufficient cash and shall reserve a sufficient number of FN Common Shares in order to pay the Aggregate Arrangement Consideration pursuant to the Plan of Arrangement.

Section 3.17                                Implementation of Registrations and Filings

The parties hereto shall effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected in connection with the Plan of Arrangement, and in furtherance thereof, including without limitation, submitting an ARC request to the Commissioner within 10 days of the signing of this Agreement.  If the condition set out herein with respect to the Competition Act Approval has not been satisfied within 25 days following the date the parties hereto submit an ARC request, the parties hereto shall promptly thereafter submit the information required under Section 114(1) of the Competition Act to the Commissioner. In addition to the foregoing, in conjunction with the effort to obtain Competition Act Approval: (i) the parties shall use commercially reasonable efforts to oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the parties’ ability to make and complete, the Plan of Arrangement; (ii) the parties shall co-operate with each other in connection with the performance of their respective obligations hereunder and neither of the parties hereto shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby; (iii) the parties hereto shall exchange such information that the other party hereto reasonably requests for the purposes of determining whether any filing or notices to a Governmental Entity under any competition or anti-trust laws outside of Canada must be submitted in connection with the transactions contemplated by this Agreement; (iv) GW shall furnish such information, documents and assistance that FN reasonably requests in connection with making a request for an ARC in respect of the transactions contemplated by this Agreement along with any information, documents or assistance that FN reasonably requests to respond to any questions or requests from the Commissioner, (v) neither party hereto shall submit any information, document or filing to the Commissioner without providing the other party hereto with a reasonable opportunity to review and comment on such information, document or filing before being submitted (and where the information is competitively-sensitive, the information can be restricted to a party’s external counsel); and (vi) neither party hereto shall attend a meeting (whether by phone or in person) with the Commissioner in which the other party hereto has not been provided with a reasonable opportunity to participate (unless the Commissioner would not permit both parties hereto to participate in such meeting).

ARTICLE FOUR
TREATMENT OF OTHER SECURITIES

Section 4.01                                GW Options

(a)                                  Each GW Option issued and outstanding at the Effective Time shall as a consequence of the Amalgamation become an option of Amalco that upon exercise will entitle the holder thereof to receive FN Common Shares on the basis of 0.1556 of an FN Common Share for each GW Option exercised. After completion of the Amalgamation, these options of Amalco shall be subject to the same terms and conditions as the GW Options but shall not expire upon completion of the Arrangement or upon the cessation of employment or other relationship of the holders of GW Options with GW, and shall instead remain in force for the term thereof and FN shall, and shall cause Amalco to, comply with the terms of the GW Option Plan.  The GW Board shall pass all necessary resolutions as shall be required in order to amend the GW Option Plan to give effect to the foregoing treatment of GW Options, such amendment to become effective at the Effective Time.

(b)                                 It is intended that the change in the GW Options to become options of Amalco as a consequence of the Amalgamation be treated as an exchange of options for purposes of subsection 7(1.4) of the Tax Act and that any necessary adjustments thereto be made to comply with subsection 7(1.4) of the Tax Act.

Section 4.02                                GW Warrants

Pursuant to, and in accordance with, the terms of the Warrant Indentures, each GW Warrant issued and outstanding at the Effective Time shall as a consequence of the Amalgamation become a warrant of Amalco that upon exercise will entitle the holder thereof, at its election, to receive either the Share Consideration or the Cash Consideration. After completion of the Amalgamation, these warrants of Amalco shall be subject to the same terms and conditions as the GW Warrants and FN shall, and shall cause Amalco to, comply with the terms of the Warrant Indentures. At the Effective Time, FN shall, and shall cause Amalco to, enter into supplemental indentures with the warrant agent under the Warrant Indentures to reflect the Amalgamation and to reflect required adjustments.  In accordance with the terms of the Warrant Indentures, FN shall, and shall cause Amalco to, deliver to each holder of GW Warrants issued and outstanding at the Effective Time a notice describing the Amalgamation and the treatment of the GW Warrants, in each case in accordance with the terms of the Warrant Indentures.

ARTICLE FIVE
REPRESENTATIONS AND WARRANTIES

Section 5.01                                Representations and Warranties of GW

GW hereby represents and warrants to FN, and hereby acknowledges that FN is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)                                  Organization.  GW’s sole subsidiary, direct or indirect, is the Subsidiary. GW and the Subsidiary have been incorporated, are validly subsisting and have full corporate power and authority to own their property and assets and conduct their business as currently owned and conducted.  GW and the Subsidiary are registered, licensed or otherwise qualified as extra-provincial corporations or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by them requires them to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on GW.

(b)                                 Capitalization.  GW is authorized to issue an unlimited number of GW Common Shares and an unlimited number of preferred shares.  There are 163,846,342 GW Common Shares outstanding, nil preferred shares outstanding and an aggregate of 4,923,500 GW Common Shares are reserved for issue upon the exercise of the GW Options.  An aggregate of 62,367,748 GW Common Shares are reserved for issue upon the exercise of the GW Warrants. Details as to the GW Options and GW Warrants are set out in Schedule C hereto. None of the GW Options are held by a resident of the United States of America or a “U.S. person” within the meaning of Regulation S under the 1933 Act. Except as described in the immediately preceding sentences, and save and except that the GW Option Plan is a rolling plan and therefore GW Common Shares are reserved thereunder for issuance, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating GW to issue or sell any shares of GW or any securities or obligations of any kind convertible into or exchangeable for any shares of GW, nor are there outstanding any share appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of GW. All outstanding GW Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of GW having the right to vote with the GW Shareholders on any matter. There are no outstanding contractual obligations of GW to repurchase, redeem or otherwise acquire any outstanding GW Common Shares or with respect to the voting or disposition of any outstanding GW Common Shares. GW has not given any guarantee of indebtedness or any other obligations of the Subsidiary that remains outstanding and is not otherwise under any obligation to satisfy any liabilities of the Subsidiary, other than as set forth in section (i) of the definition of GW Material Contracts.

(c)                                  Authority.  GW has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by GW and the completion by GW of the transactions contemplated by this Agreement have been authorized by the GW Board and, subject to GW Shareholder Approval, no other board of directors or securityholder approvals on the part of GW are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the GW Board of the Proxy Circular and related materials for the GW Meeting.  This Agreement has been executed and delivered by GW and constitutes a legal, valid and binding obligation of GW, enforceable against GW in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity.  The execution and delivery by GW of this Agreement, the performance by GW of its obligations hereunder and the completion of the transactions contemplated hereby do not and will not:

(i)                                     result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(A)                              the notice of articles or articles of GW,

(B)                                any Law, subject to obtaining Competition Act Approval, or

(C)                                any contract, agreement, licence or permit to which GW is bound, other than as set out in sections (ii) and (v) of the definition of GW Material Contracts;

(ii)                                  give rise to any right of termination or acceleration of indebtedness, or cause any third person indebtedness owing by GW to come due before its stated maturity or cause any available credit to cease to be available, other than as set out in sections (ii) and (v) of the definition of GW Material Contracts;

(iii)                               result in the imposition of any Encumbrance upon any of the property or assets of GW, or restrict, hinder, impair or limit the ability of GW to conduct the business of GW as and where it is now being conducted or as and where it may be conducted in the future; or

(iv)                              except for the termination compensation being made pursuant to the consulting contracts listed in Schedule D or as otherwise referred to in this Agreement, result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer, employee or consultant of GW or increase any benefits otherwise payable under any pension or benefits plan of GW or result in the acceleration of the time of payment or vesting of any such benefits;

which would, individually or in the aggregate, have a Material Adverse Effect on GW.  No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by GW in connection with the execution and delivery of this Agreement or the consummation by GW of the transactions contemplated hereby other than (i) any approvals required by the Interim Order, including the GW Shareholder Approval of the Arrangement Resolution, (ii) the Final Order, (iii) filings under the BCBCA and filings with and approvals required by Securities Authorities and the TSX, and (iv) any other consent, approval, order, authorization, declaration or filing which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on GW.

(d)                                 Directors’ Approvals.  The GW Board has received the Fairness Opinions and the Formal Valuation and has approved the Arrangement Resolution, and all members of the GW Board eligible to vote thereon have unanimously:

(i)                                     determined that the Arrangement is fair to the GW Shareholders (other than FN and its affiliates) and is in the best interests of GW;

(ii)                                  subject to the terms of this Agreement, determined that the GW Board will recommend that the GW Shareholders (other than FN and its affiliates) vote their GW Common Shares in favour of the Arrangement Resolution; and

(iii)                               authorized the entering into of this Agreement, and the performance by GW of its obligations under this Agreement.

(e)                                  Shareholder Rights Plan.  GW has not entered into a shareholder rights plan agreement or similar agreement and does not have in place any plan for the protection of shareholders of a kind generally referred to as a shareholder rights plan.

(f)                                    No Defaults.  Other than the Metal Purchase Agreements, there are no contracts, agreements or licenses material to the conduct of the business of GW. FN has been provided with a true and complete copy of the Metal Purchase Agreements and there are no current or pending negotiations with respect to the renewal, termination or amendment of the Metal Purchase Agreements.  Each of GW and the Subsidiary is not in default under and, to the knowledge of GW, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement or licence to which GW or the Subsidiary is a party or by which it is bound which would, individually or in the aggregate, have a Material Adverse Effect on GW.

(g)                                 Absence of Changes.  Since December 31, 2009, other than as contained in the GW Disclosure Documents:

(i)                                     other than in connection with this Agreement and the Arrangement, GW has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)                                  other than in connection with this Agreement and the Arrangement, GW has not incurred any liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) which would, individually or in the aggregate, have a Material Adverse Effect on GW;

(iii)                               GW has not incurred or suffered a Material Adverse Change;

(iv)                              there has not occurred any destruction or loss that is not covered by insurance that would, individually or in the aggregate, have a Material Adverse Effect on GW;

(v)                                 there has not been any acquisition or sale by GW of any material property or assets thereof;

(vi)                              there has not been any occurrence, assumption or guarantee by GW of any debt for borrowed money, any creation or assumption by GW of any Encumbrance, any making by GW of any loan, advance or capital contribution to or investment in any other person (other than loans or advances made in the ordinary course of business, consistent with past practice) or any entering into, amendment of, relinquishment, termination or non-renewal by GW of any contract, agreement, licence, lease transaction, commitment or other right or obligation which would, individually or in the aggregate, have a Material Adverse Effect on GW;

(vii)                           GW has not declared or paid any dividends or made any other distribution on any of the GW Common Shares;

(viii)                        GW has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding GW Common Shares;

(ix)                                other than in the ordinary and regular course of business consistent with past practice and other than the consulting agreement listed in section (3) of Schedule D, there has not been any increase in or modification of the compensation payable to or to become payable by GW to any of its directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including the granting of GW Options) made to, for or with any of such directors, officers, employees or consultants;

(x)                                   there has not been any labour dispute or charge of unfair labour practice, any activity or proceeding by a labour union or representative thereof to organize any of the employees of GW or any campaign to solicit authorization from employees to be represented by such labour union;

(xi)                                GW has not effected any material change in its accounting methods, principles or practices; and

(xii)                             GW has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan.

(h)                                 Consulting Agreements.

(i)                                     Except as set forth in the consulting agreements listed in Schedule D, true and correct copies of which have been provided to FN, GW is not a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director, officer, employee or consultant of GW;

(ii)                                  Except as set forth in the consulting agreements listed in Schedule D, GW does not have any employee or consultant whose employment or contract with GW cannot be terminated upon a maximum of 12 months’ notice;

(iii)                               Schedule E hereto sets out a description of termination of employment costs;

(iv)                              GW is not (i) a party to any collective bargaining agreement, (ii) subject to any application for certification or, to the knowledge of GW, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (iii) subject to any current, pending or, to the knowledge of GW, threatened strike or lockout;

(v)                                 GW is not subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of GW, threatened, or any litigation, actual or, to the knowledge of GW, threatened, relating to the employment, or the termination of the employment, of any employee or independent contractor which, if determined in an adverse manner, would have a Material Adverse Effect on GW; and

(vi)                              to the knowledge of GW, GW has operated in accordance with all applicable Laws with respect to employment and labour matters, including, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are no current or, to the knowledge of GW, pending or threatened proceedings before any board or tribunal with respect to any of the matters listed herein which, if determined in an adverse manner, would have a Material Adverse Effect on GW.

(i)                                     Financial Matters.  The audited consolidated financial statements for the financial years ended December 31, 2009 and December 31, 2008 and the unaudited consolidated financial statements for the nine months ended September 30, 2010 and September 30, 2009 of GW were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of GW at the respective dates indicated and the results of operations of GW for the periods covered on a consolidated basis and reflect adequate provision for the liabilities of GW on a consolidated basis in accordance with Canadian GAAP.  GW does not have any liability or obligation (including liabilities or obligations to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the audited consolidated financial statements of GW for the financial year ended December 31, 2009, except: (i) liabilities and obligations incurred in the ordinary course of business since December 31, 2009; (ii) other than liabilities and obligations incurred in connection with this Agreement and the Arrangement, liabilities and obligations incurred outside of the ordinary course of business which do not in the aggregate exceed $50,000; (iii) liabilities and obligations resulting from actions involving GW which have been publicly disclosed by GW prior to the date hereof; and (iv) as may be indicated expressly in the notes thereto. There are reasonable grounds for believing that no creditor of GW will be materially prejudiced by the Arrangement.

(j)                                     Books and Records.  The corporate records and minute books of GW have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects.  Financial books and records and accounts of GW in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of GW, and (iii) accurately and fairly reflect the basis for the consolidated financial statements of GW.  GW has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that, in all material respects transactions are executed in accordance with the general or specific authorization of the management of GW, and transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian GAAP or any criteria applicable to such statements and to maintain accountability for assets and liabilities.

(k)                                  Litigation.  To the knowledge of GW, there is no claim, assessment, reassessment, action, proceeding or investigation pending or threatened against or relating to GW or the Subsidiary or affecting any of their properties or assets before any court or governmental or regulatory authority or body or other Governmental Entity. Neither GW nor the Subsidiary nor any of their properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that restricts or may restrict the right or ability of GW or the Subsidiary to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

(l)                                     Title to Properties.  GW has good and valid title to all material properties and assets reflected in the audited consolidated financial statements of GW for the financial year ended December 31, 2009 (or acquired after that date) or described in the annual information form dated May 11, 2010 of GW as supplemented by the third quarter Interim Report and MD&A of GW and GW’s unaudited interim financial statements for the nine months ended September 30, 2010, or valid leasehold interests in all material properties and assets not reflected in such financial statements or annual information form but used by GW, free and clear of any title defects or liens, save and except for Encumbrances incurred in respect of the GW Secured Notes, other than such defects or liens which do not adversely interfere with the use of such properties and assets for the purposes for which they are now utilized.

(m)                               Material Contracts. There are no current or pending negotiations with respect to the renewal, termination or amendment of the GW Material Contracts.  The GW Material Contracts constitute legal, valid and binding obligations of GW, enforceable against GW in accordance with their terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. GW is not in default under, and, to the knowledge of GW, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement or licence to which GW is a party or by which it is bound which would, individually or in the aggregate, have a Material Adverse Effect on GW.

(n)                                 Environmental.  All operations and properties of GW have been, and are now, in compliance with all environmental Laws and all environmental approvals, except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect on GW.  GW is not aware of or subject to:

(i)                                     any proceeding, application, order or directive which relates to environmental health or safety matters, and which may require any work, repairs, construction or expenditures; or

(ii)                                  any demand or notice with respect to the breach or alleged breach of any environmental Laws applicable to GW, including any requirement respecting the use, storage, treatment, transportation or disposition of hazardous substances;

(o)                                 Insurance.  Other than customary travel insurance and directors’ and officer’s insurance, GW does not have any policies of insurance in force as of the date hereof naming GW as an insured.

(p)                                 Tax Matters.

(i)                                     Each of GW and the Subsidiary has filed or caused to be filed in a timely manner, or will, on or prior to the Effective Date, file or cause to be filed in a timely manner, all material Tax Returns required to be filed by it on or before the Effective Date (all of which Tax Returns are correct and complete in all material respects) and each has paid, collected, deducted, withheld and remitted, or caused to be paid, collected, deducted, withheld and remitted, all Taxes that are due and payable or required to be remitted on or before the Effective Date.  GW has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for all accrued and unpaid Taxes of GW and the Subsidiary for the period covered by such financial statements, whether or not shown as being due on any Tax Returns.  Since such publication date, no material liability for Taxes not reflected in such financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. The provision for Taxes in such financial statements is sufficient for the payment of all accrued and unpaid Taxes of GW and the Subsidiary for any period ending on or before the Effective Date and that portion of any Straddle Period up to and including the Effective Date. To the knowledge of GW, there are no material proposed (but unassessed) additional Taxes and there are no discussions, audits, assertions or claims now pending or, to the knowledge of GW, threatened in respect of Taxes by any Governmental Entity in connection with any of the Tax Returns or otherwise. No waiver of any statute of limitations has been given or requested with respect to GW or the Subsidiary.  No lien for Taxes has been filed on any property or assets of GW or the Subsidiary other than for Taxes not yet due and payable. GW has conducted itself in such a manner as to evidence all facts and circumstances required to maintain the validity of any tax advice or opinion received in connection with its corporate structure and has conducted its business in such a manner so as to maintain all positions taken in its tax filings, including Tax Returns.

(ii)                                Each of GW and the Subsidiary are currently not subject to tax in South Africa or, to the knowledge of GW, in any jurisdiction in which they do not file Tax Returns.

(iii)                             There are no circumstances existing which could result, and the Arrangement will not result, in the application to GW or the Subsidiary of sections 80 through 80.04 of the Tax Act or any substantially similar provisions of any applicable provincial Tax Laws.

(iv)                            The information provided by GW to FN regarding the procedures undertaken by GW and the Subsidiary to maintain the Subsidiary’s mind, management and control in Barbados is true, correct and complete.

(v)                               The Subsidiary has not, at any time, purchased or sold commodities or commodities futures on a commodities or commodities futures exchange.

(q)                                 Intellectual Property.  Save and except as provided in section (v) of the definition of GW Material Contracts, to the knowledge of GW, GW owns, or is validly licensed or otherwise has the right to use, all patents, patent rights, trademarks, trade names, service marks, copyrights, know how and other proprietary intellectual property rights that are material to the conduct of the business of GW (referred to in this subsection as the “GW Intellectual Property”). There are no claims, proceedings, actions or investigations to the knowledge of GW pending, or threatened relating to or affecting any rights of GW in the GW Intellectual Property and no party has challenged any of the registrations or applications for registration of the GW Intellectual Property.

(r)                                    Employee Compensation and Benefits.

(i)                                     GW has complied, in all material respects, with all of the terms of, and all applicable Laws in respect of, all employee compensation and benefit obligations of GW arising under or relating to each of the employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon GW (collectively referred to in this subsection as the “GW Plans”) and all GW Plans maintained by or binding upon GW are fully funded and in good standing with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by GW from any such regulatory authority.

(ii)                                  No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any GW Plan maintained by or binding upon GW being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any Taxes, fees, penalties or levies in excess of $10,000 under applicable Laws. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or, to the knowledge of GW, threatened in respect of any of the GW Plans maintained by or binding upon GW or any of its assets.

(s)                                  Reporting Status.  GW is a reporting issuer in each of the provinces of Canada, save and except for the Province of Quebec.  The only stock exchange on which the GW Common Shares are listed is the TSX.  The GW Common Shares are not listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association, in either case within the meaning of Rule 13e-3 under the 1934 Act.

(t)                                    Reports.  Since January 1, 2009, GW has filed with the Securities Authorities, TSX and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “GW Documents”). The GW Documents, at the time filed, (i) did not contain any misrepresentation (as defined in the Securities Act (Ontario)) and (ii) complied in all material respects with the requirements of applicable securities legislation.  GW has not filed any confidential material change or other report or other document with any Securities Authorities or the TSX or other self-regulatory authority which at the date hereof remains confidential.

(u)                                 Compliance with Laws.  Each of GW and the Subsidiary has complied with and is not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on GW.

(v)                                 Licences.  GW owns, possesses, or has obtained and is in compliance with, all licences, permits (including licences and permits required under environmental Laws), registrations, certificates, orders, grants and other authorizations of or from all Governmental Entities necessary to conduct its business as now conducted or as proposed to be conducted, other than those for which the failure to own, possess, obtain or to be in compliance with would not individually or in the aggregate have a Material Adverse Effect on GW.

(w)                               Certain Contracts.  Save and except for the agreement listed in section (v) of the definition of GW Material Contracts, GW is not a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of GW (on a consolidated basis) is or would be conducted, (ii) limit any business practice of GW (on a consolidated basis) or (iii) save and except for any standstill provisions that may be outstanding pursuant to confidentiality agreements signed by GW with respect to the shares of counterparties thereto, restrict any acquisition or disposition of any property by GW.

(x)                                   HSR Act. GW, including all entities “controlled by” GW for purposes of the HSR Act, does not, and prior to completion of the Arrangement will not, hold assets located in the United States with a fair market value in excess of US$63.4 million in the aggregate or such higher U.S. dollar amount as published following December 31, 2010 (the “2011 Amount”). During the 12-month period ended December 31, 2009, (i) GW did not make sales in or into the United States in excess of US$63.4 million in the aggregate, and (ii) the assets that GW holds as of immediately prior to completion of the Arrangement did not generate sales in or into the United States in excess of US$63.4 million. During the 12-month period ended December 31, 2010, (i) GW did not make sales in or into the United States in excess of the 2011 Amount in the aggregate, and (ii) the assets that GW holds as of immediately prior to completion of the Arrangement did not generate sales in or into the United States in excess of the 2011 Amount.

(y)                                 U.S. Matters. GW (i) is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act, (ii) has no class of securities registered or required to be registered under Section 12 of the 1934 Act, and (iii) is not required to file reports under Section 13 or 15(d) of the 1934 Act.

Section 5.02                                Representations and Warranties of FN

FN hereby represents and warrants to GW, and hereby acknowledges that GW is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)                                  Organization.  FN has been incorporated, is validly subsisting and has full corporate power and authority to own its property and assets and conduct its business as currently owned and conducted.  FN is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on FN.

(b)                                 Authority.  FN has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by FN and the completion by FN of the transactions contemplated by this Agreement has been authorized by the directors of FN, and no other board of directors or shareholder approvals on the part of FN are necessary to authorize this Agreement or to complete the transactions contemplated hereby.  This Agreement has been executed and delivered by FN and constitutes a legal, valid and binding obligation of FN, enforceable against FN in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity.  The execution and delivery by FN of this Agreement and the performance by FN of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)                                     result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(A)                              the articles or by-laws of FN,

(B)                                any Law, subject to obtaining Competition Act Approval, or

(C)                                any contract, agreement, licence or permit to which FN is bound;

(ii)                                  give rise to any right of termination or acceleration of indebtedness, or cause any third person indebtedness owing by FN to come due before its stated maturity or cause any of its available credit to cease to be available; or

(iii)                               result in the imposition of any Encumbrance upon any of the property or assets of FN, or restrict, hinder, impair or limit the ability of FN to conduct the business of FN as and where it is now being conducted or as and where it may be conducted in the future;

which would, in the case of (ii) and (iii) only, individually or in the aggregate, have a Material Adverse Effect on FN.  No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by FN in connection with the execution and delivery of this Agreement or the consummation by FN of the transactions contemplated hereby other than (i) any approvals required by the Interim Order, (ii) the Final Order, (iii) ordinary course filings required under the BCBCA, and filings with the Securities Authorities and the conditional listing approval of the TSX for the listing of the FN Common Shares to be issued pursuant to the Arrangement and issuable on the exercise of the GW Options and the GW Warrants issued and outstanding at the Effective Time, all of which approvals and filings shall be complete by the Effective Time.

(c)                                  Directors’ Approvals.  The directors of FN have authorized the entering into of this Agreement and the performance of the provisions of this Agreement, by FN.

(d)                                 Reporting Status.  FN is a reporting issuer or its equivalent in each of the provinces and territories of Canada.  The FN Common Shares are listed on the TSX.

(e)                                  Reports.  Since January 1, 2009, FN has filed with the Securities Authorities, the TSX and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “FN Documents”). The FN Documents, at the time filed, (i) did not contain any misrepresentation (as defined in the Securities Act (Ontario)) and (ii) complied in all material respects with the requirements of applicable securities legislation.  FN has not filed any confidential material change or other report or other document with any Securities Authorities, the TSX or other self-regulatory authority which at the date hereof remains confidential.

(f)                                    Shares.  The FN Common Shares to be issued pursuant to the Arrangement and in connection with the exercise of GW Options and GW Warrants will, upon issue, be issued as fully-paid and non-assessable shares.  FN is authorized to issue an unlimited number of FN Common Shares and an unlimited number of preferred shares.  As at the date hereof, there were 114,528,108 FN Common Shares and nil preferred shares outstanding and an aggregate of 14,369,999 FN Common Shares were reserved for issue upon the exercise of outstanding share options, restricted share units and share purchase warrants.  Except as described in the immediately preceding sentence, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating FN to issue or sell any shares of FN or any securities or obligations of any kind convertible into or exchangeable for any shares of FN, nor are there outstanding any share appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of FN.

(g)                                 Certain Securities Law Matters.  The issuance of the FN Common Shares to be issued in connection with the Arrangement (including the issuance of any FN Common Shares on the exercise of GW Options or GW Warrants after the Effective Time) will be exempt from the prospectus and registration requirements of applicable Canadian securities laws and such FN Common Shares will not be subject to any statutory hold or restricted period under the securities legislation of any province or territory of Canada and, subject only to restrictions contained therein in respect of distributions by “control persons” (as defined in National Instrument 45-102), will be freely tradable by the holders thereof.

(h)                                 Absence of Changes.  Since December 31, 2009, other than as contained in the FN Disclosure Documents:

(i)                                     FN has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)                                  FN has not incurred any liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) which would, individually or in the aggregate, have a Material Adverse Effect on FN;

(iii)                               FN has not incurred or suffered a Material Adverse Change;

(iv)                              there has not occurred any destruction or loss that is not covered by insurance that would, individually or in the aggregate, have a Material Adverse Effect on FN; and

(v)                                 there has not been any acquisition or sale by FN of any material property or assets thereof.

(i)                                     Litigation.  To the knowledge of FN, there is no claim, action, proceeding or investigation pending or threatened against or relating to FN or affecting any of its properties or assets before any court or governmental or regulatory authority or body or other Governmental Entity. Neither FN nor any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that restricts or may restrict the right or ability of FN to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

(j)                                     Compliance with Laws.  FN has complied with and is not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on FN.

(k)                                  Investment Canada Act.  FN is not a non-Canadian for purposes of the Investment Canada Act.

(l)                                     Short Form Prospectus.  FN is eligible to file a prospectus in the form of a short form prospectus pursuant to Section 2.2 of National Instrument 44-101 — Short Form Prospectus Distributions.

(m)                               U.S. Matters. FN (i) is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act, (ii) has no class of securities registered or required to be registered under Section 12 of the 1934 Act, and (iii) is not required, and will not be required as a result of the Arrangement, to file reports under Section 13 or 15(d) of the 1934 Act.

Section 5.03                                Survival of Representations and Warranties

The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the Effective Date.  Any investigation by FN and its advisors shall not mitigate, diminish or affect the representations and warranties of GW contained in this Agreement.  Any investigation by GW and its advisors shall not mitigate, diminish or affect the representations and warranties of FN contained in this Agreement.

ARTICLE SIX
COVENANTS

Section 6.01                                Covenants of GW

GW hereby covenants and agrees that, except as contemplated by this Agreement or the Plan of Arrangement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

(a)                                  Copy of Documents.  Except for proxies and other non-substantive communications and subject to any confidentiality restrictions under applicable Law, GW shall furnish promptly to FN a copy of each notice, report, schedule or other document or written communication delivered, filed or received by GW in connection with this Agreement, the Arrangement, the Interim Order or the GW Meeting or any other meeting at which all GW Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(b)                                 Conduct of Business.  GW shall maintain the Metal Purchase Agreements in good standing and in full force and effect, unamended and, except as consented to in writing by FN or as required to give effect to the transactions contemplated by this Agreement, GW shall conduct business otherwise in the normal course, consistent with past practice.

(c)                                  Certain Actions Prohibited.  Except as consented to in writing by FN or as contemplated in this Agreement or as required to give effect to the transactions contemplated by this Agreement, GW shall not directly or indirectly do or permit to occur any of the following:

(i)                                     issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, GW, other than the issue of GW Common Shares pursuant to the exercise of outstanding GW Options or GW Warrants in accordance with their terms as of the date hereof;

(ii)                                  other than (A) pursuant to the transactions contemplated herein, or (B) pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)                               amend or propose to amend the notice of articles or articles of GW or any of the terms of the GW Options or GW Warrants or GW Secured Notes as they exist at the date of this Agreement, except in respect of the GW Options, in accordance with section 2.2(b) of the GW Option Plan, subsection 7(1.4) of the Tax Act and Section 4.01 of this Agreement;

(iv)                              split, combine or reclassify any of the shares of GW or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the GW Common Shares;

(v)                                 redeem, purchase or offer to purchase any GW Common Shares and any options or obligations or rights under existing contracts, agreements and commitments;

(vi)                              reorganize, amalgamate or merge GW or the Subsidiary with any other person;

(vii)                           acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii)                        (A) satisfy or settle any claim or liability, other than in the ordinary course of business, consistent with past practice or as approved in writing by FN, acting reasonably (B) relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of $50,000, or (C) enter into any interest rate or currency swaps, hedges, caps, collars, forward sales or other similar financial instruments;

(ix)                                incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or to make capital expenditures or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money or to make capital expenditures, or permit (in circumstances where GW would be responsible therefore) the Subsidiary to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or to make capital expenditures or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money or to make capital expenditures in an amount either individually or in the aggregate exceeding $100,000; or

(x)                                   except as required by Canadian GAAP or any applicable Law or as approved in writing by FN, make any changes to the existing accounting practices of GW or make any material Tax election inconsistent with past practice.

(d)                                 Employment Arrangements.  Other than in the ordinary course of business, consistent with past practice and other than compensation that may be awarded to special committee members who are appointed in connection with the Arrangement and except as approved in writing by FN, GW shall not, and shall cause the Subsidiary (in circumstances where GW would be responsible therefore) not to, other than in the normal course of business or pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies, enter into or modify any employment, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any employee, officer, director or consultant of GW or the Subsidiary.

(e)                                  Insurance.  GW shall use its reasonable commercial efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(f)                                    Certain Actions.  GW shall:

(i)                                     immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than FN) with respect to any Acquisition Proposal (provided that the foregoing shall not be applicable to future discussions or negotiations in accordance with Article Eight), not release any third party from any confidentiality agreement to which such third party is a party (except where such party proposes to make an Acquisition Proposal that is or may reasonably be expected to result in a Superior Proposal), not release any third party from any standstill agreement to which such third party is a party (except where such party proposes to make an Acquisition Proposal that is or may reasonably be expected to result in a Superior Proposal);

(ii)                                  except as contemplated pursuant to Article Eight, not knowingly take any action that would interfere with or be inconsistent with the completion of the transactions contemplated by this Agreement or would render, or that reasonably may be expected to render, any representation or warranty made by GW in this Agreement untrue or inaccurate at any time prior to the Effective Time if then made (other than representations given as of a specified date); and

(iii)                               promptly notify FN of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which would reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of GW, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by GW of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of GW contained in this Agreement, if made on or as of the date of such event or the Effective Date (other than representations and warranties given as of a specified date), to be untrue or inaccurate.

(g)                                 No Compromise.  GW shall not settle or compromise any claim brought by any present, former or purported holder of any securities of GW in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of FN, such consent not to be unreasonably withheld or delayed.

(h)                                 Contractual Obligations. Subject to confidentiality terms, conditions or provisions contained in any existing contracts, including the Metal Purchase Agreements, GW (i) shall provide to FN, forthwith upon receipt, copies of all documents, notices or other written communication received in connection with the Metal Purchase Agreements and the GW Secured Notes, (ii) shall permit FN to participate fully in any audit procedure relating to the Metal Purchase Agreements that is permitted pursuant to the Metal Purchase Agreements, and (iii) except as required by applicable Laws or except in the ordinary course of business, shall not, and (in circumstances where GW would be responsible therefor) shall cause the Subsidiary not to, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which GW or the Subsidiary is a party or by which either of them is bound.

(i)                                     Satisfaction of Conditions.  GW shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations and the obligations of FN hereunder set forth in Article Seven hereof to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i)                                     obtain GW Shareholder Approval for the Arrangement, subject to the proviso set forth in Section 8.01(a) hereof;

(ii)                                obtain all other consents, approvals and authorizations as are required to be obtained by GW under any applicable Law or from any Governmental Entity or third party which would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on GW;

(iii)                             effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

(iv)                              oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(v)                                 fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by GW; and

(vi)                              cooperate with FN in connection with the performance by FN of its obligations hereunder.

(j)                                     Refrain from Certain Actions.  GW shall not take any action, refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or which would or would reasonably be expected to have a Material Adverse Effect on GW, provided that where GW is required to take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, GW shall promptly notify FN in writing of such circumstances.

(k)                                  Keep Fully Informed.  Without limiting the provisions of Section 6.01(c) hereof, but subject to applicable Law and confidentiality terms, conditions or provisions contained in any existing contracts entered into by GW, including the Metal Purchase Agreements, GW shall, in all material respects, conduct itself so as to keep FN fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business and in connection with the transactions contemplated hereby.

(l)                                     Cooperation.  GW shall assist and cooperate in the preparation and filing with all applicable Securities Authorities of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of applicable securities laws of the provinces of Canada and, if required, the United States for the issue by FN of its securities pursuant to the Arrangement and the resale of such securities (including the resale of any underlying securities) in the United States and the provinces of Canada (subject to requirements of general application).

(m)                               Representations.  GW shall use its commercially reasonable efforts to conduct its affairs so that all of the representations and warranties of GW contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date (other than representations and warranties made as of a specified date).

(n)                                 Information.  Subject to the terms and conditions of the Confidentiality Agreement and subject to confidentiality terms, conditions or provisions contained in any existing contracts entered into by GW, including the Metal Purchase Agreements:

(i)                                     GW shall make available and cause to be made available to FN and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be reasonably necessary to enable FN to effect an examination of GW and, to the extent consistent with this Agreement, the Subsidiary and the business, properties and financial status thereof and shall cooperate with FN in securing access for FN to any documents, agreements, corporate records or minute books not in the possession or under the control of GW.

(ii)                                  Subject to applicable Laws, upon reasonable notice, GW shall, and shall cause the Subsidiary to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of FN reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time and the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of

GW and, to the extent consistent with this Agreement, subject to confidentiality terms, conditions or provisions contained in any existing contracts entered into by GW, including the Metal Purchase Agreements, the Subsidiary, and, during such period, GW shall, and shall cause the Subsidiary to, furnish promptly to FN all information concerning the business, properties and personnel of GW and the Subsidiary as FN may reasonably request.

(o)                                 Resignations, Terminations and Severance.  Except as otherwise requested in writing by FN and provided that GW shall ensure that all required severance payments are being made in connection with the following, GW shall use commercially reasonable efforts to obtain from all of the directors, officers, employees and consultants of GW executed resignations and releases in a form acceptable to FN (provided that, in respect of the requirement for the directors, officers and consultants to have executed a release, such requirement shall only apply if all such directors, officers, employees and consultants shall have received a release in their favour in a form acceptable to GW).

(p)                                 Closing Documents.  GW shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions relating to the Subsidiary and other closing documents as may be required by FN, all in form satisfactory to FN, acting reasonably.

Section 6.02                                Covenants of FN

FN hereby covenants and agrees that, except as contemplated by this Agreement or the Plan of Arrangement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

(a)                                  Copy of Documents.  Except for non-substantive communications and subject to confidentiality restrictions under applicable Law, FN shall furnish promptly to GW a copy of each notice, report, schedule or other document or written communication delivered, filed or received by FN in connection with the Arrangement or the Interim Order, any filings under any applicable Law and any dealings or communications with any Governmental Entity or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(b)                                 Certain Actions.  FN shall:

(i)                                     not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated by this Agreement (and for greater certainty and without limitation, FN shall vote or cause to be voted the GW Common Shares over which it has control or direction in favour of the approval of the Arrangement and any other matters related to the Arrangement and FN will not vote any of the GW Common Shares over which it has control or direction in favour of, and shall vote the GW Common Shares over which it has control or direction against, the approval of any other transaction, the approval or consummation of which would frustrate the purposes, or prevent or materially delay the approval or consummation, of the Arrangement or the other transactions related to the Arrangement) or would render, or that reasonably may be expected to render, any representation or warranty made by FN in this Agreement untrue or inaccurate at any time prior to the Effective Time if then made (other than representations given as of a specified date); and

(ii)                                  promptly notify GW of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which would reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of FN and its subsidiaries taken as a whole, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by FN of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of FN contained in this Agreement, if made on or as of the date of such event or the Effective Date (other than representations and warranties made as of a specified date), to be untrue or inaccurate.

(c)                                  Satisfaction of Conditions.  FN shall use all commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations and the obligations of GW hereunder set forth in Article Seven hereof to the extent the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable efforts to:

(i)                                     obtain all consents, approvals and authorizations as are required to be obtained by FN or any of the subsidiaries of FN under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Effect on FN;

(ii)                                effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by them in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

(iii)                             oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(iv)                              fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by them; and

(v)                                 cooperate with GW in connection with the performance by GW of its obligations hereunder.

(d)                                 Refrain from Certain Actions.  FN shall not take any action, refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or which would or could have a Material Adverse Effect on FN, provided that where FN is required to take any such action or refrain from taking such action (subject to commercially reasonable efforts) as a result of this Agreement, it shall immediately notify GW in writing of such circumstances.

(e)                                  Cooperation.  FN shall prepare and file with all applicable Securities Authorities all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of applicable securities laws of the provinces of Canada and, if required, the United States for the issue by FN of its securities pursuant to the Arrangement and the resale of such securities (including the resale of any underlying securities) in the provinces of Canada (subject to requirements of general application).

(f)                                    Representations.  FN shall use commercially reasonable efforts to conduct its affairs and to cause the subsidiaries of FN to conduct its affairs so that all of the representations and warranties of FN contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date (other than representations and warranties made as of a specified date).

(g)                                 Closing Documents.  FN shall execute and deliver, or cause to be executed and delivered at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions and other closing documents as may be required by GW, all in form satisfactory to GW, acting reasonably.

Section 6.03                                Directors and Officers Insurance

(a)                                  FN covenants and agrees that, after the Effective Date it will maintain in full force and effect all rights of indemnification currently in effect with respect to GW’s officers and directors and will use its reasonable best efforts to maintain in effect without any reduction in scope or coverage GW’s directors and officers liability insurance coverage providing protection no less favourable to the protection provided by the policies maintained by GW which are in effect immediately prior to the Effective Date for the current and former directors and officers of GW covering claims made prior to or within six years from and after the Effective

Date; provided, however, that FN acknowledges and agrees that prior to the Effective Date, GW may, in the alternative, purchase run off directors’ and officers’ liability insurance in a form that is acceptable to GW, for a period of up to six years from the Effective Date.

(b)                                 FN covenants and agrees that, subject to applicable Laws, from and after the Effective Time it shall cause the articles and constating documents of each successor to GW to contain provisions with respect to indemnification now set forth in the articles and constating documents of GW, such that all rights to indemnification existing in favour of the present and former directors and officers of GW (each such present or former director or officer of GW or the Subsidiary being herein referred to as an “Indemnified Party” and such persons collectively being referred to as the “Indemnified Parties”) as provided in the articles and constating documents of GW, shall survive and continue in full force and effect and without modification, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time.

(c)                                  FN agrees that, subject to applicable Laws, all rights to indemnification and exculpation from liabilities and rights to advancement of expenses relating thereto existing in favour of the Indemnified Parties as provided in the articles and constating documents of GW or by contracts or agreements between the Indemnified Parties and GW shall survive the Effective Time and shall continue in full force and effect and without modification, and FN shall cause GW and any successor to GW, to honour such rights of indemnification, exculpation and rights to advancement of expenses with respect to acts or omissions of the Indemnified Parties occurring prior to the Effective Time.

(d)                                 The provisions of paragraphs (a) to (c) above are (i) intended for the benefit of the Indemnified Parties, as and to the extent applicable in accordance with its terms, and shall be enforceable by each such person and his or her heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and GW and any successors shall hold the rights and benefits of paragraph (a) above in trust for and on behalf of the Third Party Beneficiaries and GW and any successor hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of Third Party Beneficiaries, and (ii) in addition to and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

Section 6.04                                Merger of Covenants

The covenants set out in this Agreement, except for Section 4.01, Section 4.02 and Section 6.03, shall not survive the completion of the Arrangement, and shall expire and be terminated without recourse between the parties upon such completion.

ARTICLE SEVEN
CONDITIONS

Section 7.01                                Mutual Conditions

The respective obligations of GW and FN to complete the Arrangement are subject to the fulfilment of the following conditions at or before the Effective Time or such other time as is specified below:

(a)                                  the Interim Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties hereto, acting reasonably, on appeal or otherwise;

(b)                                 all required shareholder approvals for the Arrangement, including the Arrangement Resolution, with or without amendment, shall have been obtained in accordance with the requirements of the Interim Order;

(c)                                  the Final Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(d)                                 the Arrangement Filings shall be in form and substance satisfactory to the parties hereto, acting reasonably;

(e)                                  the Effective Date shall be on or before the Completion Deadline;

(f)                                    there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or would reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which has, or would reasonably be expected to have, a Material Adverse Effect on GW;

(g)                                 the TSX shall have conditionally approved the listing thereon of the FN Common Shares to be issued pursuant to the Arrangement (including the FN Common Shares which, as a result of the Amalgamation, are issuable upon the exercise of the GW Options and GW Warrants) as of the Effective Date, subject only to compliance with the usual requirements of the TSX, and the resale of such FN Common Shares within Canada shall not be subject to any hold or restricted period (except for any resale that would constitute a “control distribution” as defined in National Instrument 45-102 — Resale of Securities);

(h)                                 all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity (other than as contemplated in Section 7.01(a) hereof) and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement, the failure of which to obtain or the non-expiry of which would or would reasonably be expected to have a Material Adverse Effect on GW or prevent the completion of the Arrangement on or before the Completion Deadline, shall have been obtained or received on terms that are reasonably satisfactory to each party hereto, acting reasonably;

(i)                                     all consents of any third party that is not a Governmental Entity required to permit the completion of the Arrangement, the failure of which to obtain would or would reasonably be expected to have a Material Adverse Effect on GW or prevent the completion of the Arrangement on or before the Completion Deadline shall have been obtained or received on terms that are reasonably satisfactory to each party hereto, acting reasonably;

(j)                                     Competition Act Approval shall have been obtained and GW, including all entities “controlled by” GW for purposes of the HSR Act, shall not hold assets located in the United States with a fair market value in excess of US$63.4 million or the 2011 Amount (if published prior to the Effective Time) in the aggregate;

(k)                                  the FN Common Shares to be issued in connection with the Arrangement to GW Shareholders who are residents of the United States of America or who are “U.S. persons” within the meaning of Regulation S under the 1933 Act will be exempt from the registration requirements of the 1933 Act pursuant to section 3(a)(10) of the 1933 Act and, except with respect to persons deemed “affiliates” of FN under the 1933 Act, the FN Common Shares to be distributed in the United States pursuant to the Arrangement shall not be subject to resale restrictions under the 1933 Act; and

(l)                                     this Agreement shall not have been terminated pursuant to Article Nine hereof.

The foregoing conditions are for the mutual benefit of, on the one hand, FN and, on the other hand, GW and may be waived in respect of a party hereto, in whole or in part, by FN or GW in writing at any time.  If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then FN or GW may, subject to Section 7.04, terminate this Agreement by written notice to the other party in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such terminating party hereto.

Section 7.02                                GW Conditions

The obligation of GW to complete the Arrangement is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as is specified below:

(a)                                  the representations and warranties made by FN in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), unless the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on FN and FN shall have provided to GW a certificate of an officer of FN, certifying such accuracy on the Effective Date;

(b)                                 FN shall have complied with its covenants herein unless the failure to comply with such covenants would not have a Material Adverse Effect on FN and FN shall have provided to GW a certificate of an officer thereof, certifying that they have so complied with their covenants herein;

(c)                                  the board of directors of FN shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by FN to permit the consummation of the Arrangement;

(d)                                 since the date hereof, there shall have been no Material Adverse Change with respect to FN;

(e)                                  the Fairness Opinions and Formal Valuation given to the GW Board shall not have been amended or withdrawn; and

(f)                                    FN shall have executed and delivered, supplemental indentures to the Warrant Indentures, in form and substance satisfactory to GW, acting reasonably.

The foregoing conditions are for the benefit of GW and may be waived, in whole or in part, by GW in writing at any time.  If any of such conditions shall not be complied with or waived by GW on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then GW may, subject to Section 7.04, terminate this Agreement by written notice to FN in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by GW.

Section 7.03                                FN Conditions

The obligation of FN to complete the Arrangement is subject to the fulfilment of the following additional conditions at or before the Effective Time or such other time as is specified below:

(a)                                  the representations and warranties made by GW in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), unless the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on GW and GW shall have provided to FN a certificate of an officer of GW certifying such accuracy on the Effective Date;

(b)                                 GW shall have complied with its covenants herein unless the failure to comply with such covenants would not have a Material Adverse Effect on GW and GW shall have provided to FN a certificate of an officer thereof certifying that GW has so complied with its covenants herein;

(c)                                  GW Shareholders holding in the aggregate 5 per cent or less of the outstanding GW Common Shares shall have validly exercised the right to dissent contemplated by Section 3.01 of the Plan of Arrangement and not withdrawn such exercise in connection with the Arrangement and FN shall have received a certificate dated the Effective Date of an officer of GW to such effect;

(d)                                 the GW Board shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by GW and the Subsidiary to permit the consummation of the Arrangement; and

(e)                                  since the date hereof, there shall have been no Material Adverse Change with respect to GW.

The foregoing conditions are for the benefit of FN and may be waived, in whole or in part, by FN in writing at any time.  If any of such conditions shall not be complied with or waived by FN on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, FN may, subject to Section 7.04, terminate this Agreement by written notice to GW in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by FN.

Section 7.04                                Notice and Cure Provisions

Each party hereto shall give prompt notice to the other party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be reasonably likely to:

(a)                                  cause any of the representations or warranties of such party hereto contained herein to be untrue or inaccurate on the date hereof or on the Effective Date;

(b)                                 result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such party hereto prior to the Effective Date; or

(c)                                  result in the failure to satisfy any of the conditions precedent in favour of the other party hereto contained in Section 7.01, Section 7.02 or Section 7.03 hereof, as the case may be.

Subject as herein provided, a party hereto may elect not to complete the transactions contemplated hereby as a result of the non-satisfaction of the conditions contained in Section 7.01, Section 7.02 or Section 7.03 hereof or exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the filing of the Arrangement Filings with the Registrar, the party hereto intending to rely thereon has delivered a written notice to the other party hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters which the party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is capable of being cured, the party hereto which has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from the date of delivery of such notice.

Section 7.05                                Merger of Conditions

The conditions set out in Section 7.01, Section 7.02 or Section 7.03  hereof shall be conclusively deemed to have been satisfied, fulfilled or waived at the Effective Time.  GW acknowledges and agrees that it shall have no right to file the Arrangement Filings with the Registrar unless such conditions have been satisfied, fulfilled or waived.

ARTICLE EIGHT
NON-SOLICITATION, ACQUISITION PROPOSALS AND BREAK-UP FEE

Section 8.01                                Covenants Regarding Non-Solicitation and Acquisition Proposals

(a)                                  Until the earlier of (i) the Completion Deadline, (ii) the Effective Time, and (iii) the termination of this Agreement in accordance with its terms, GW shall not, directly or indirectly, through any officer, director, employee, representative or agent of GW or the Subsidiary, or otherwise:

(i)                                     solicit or initiate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding any Acquisition Proposal;

(ii)                                  participate, directly or indirectly, in any substantive discussions or negotiations regarding any Acquisition Proposal provided however that GW may respond to requests for non-public information concerning GW by advising the party requesting such information that it cannot be provided until that party has made an Acquisition Proposal in accordance with the provisions of this Agreement;

(iii)                               withdraw or modify in a manner adverse to FN the approval of the GW Board of the transactions contemplated hereby (except as permitted in this Agreement, and except in the event that a Material Adverse Change occurs in respect of FN and the GW Board determines in good faith, and upon consultation with financial, legal and other advisors, that it would be inconsistent with its fiduciary duties to continue to recommend that the GW Shareholders (other than FN and its affiliates) vote in favour of the Arrangement);

(iv)                              agree to, approve or recommend any Acquisition Proposal;

(v)                                 enter into any agreement related to any Acquisition Proposal other than a confidentiality agreement entered into in accordance with the provisions of this Agreement; or

(vi)                              make any public announcement that would reasonably be likely to be regarded as detracting from, the recommendation of the GW Board to approve the transactions contemplated herein;

provided, however, that, notwithstanding the foregoing, nothing shall prevent or restrict the GW Board from considering or negotiating any unsolicited bona fide Acquisition Proposal in respect of GW that may or may not be a Superior Proposal or from considering, negotiating, approving, recommending to the GW Shareholders or entering into an agreement in respect of a Superior Proposal from any person, provided that GW complies with the requirements of this Article Eight.

(b)                                 Within 48 hours of the receipt by any director, officer, employee, representative or agent of GW of any Acquisition Proposal, or any amendment to the foregoing, or any request for non-public information relating to GW or the Subsidiary in connection with any Acquisition Proposal or for access to the properties, books or records of GW or the Subsidiary by any person that informs GW or the Subsidiary that it is considering making, or has made, an Acquisition Proposal, GW shall notify FN, at first orally and then, as soon as possible thereafter, in writing.  Such written notice shall include a copy of the Acquisition Proposal documents (with such deletions as are necessary to protect any confidential portions of such documents, provided that material terms and conditions of, and the identity of the person making, such Acquisition Proposal may not be deleted) if the same has been received as described above, or, if not so received, a description of the material terms and conditions of the Acquisition Proposal and, in any event, provide such details of the Acquisition Proposal, inquiry or contact as FN may reasonably request, including the identity of the person making such Acquisition Proposal, inquiry or contact.

(c)                                  If GW receives a request for material non-public information from a person who proposes a bona fide Acquisition Proposal (the existence and content of which have been disclosed to FN), and the GW Board determines that such proposal is or may reasonably be expected to result in a Superior Proposal then, and only in such case, the GW Board may, subject to the execution of a confidentiality agreement and appropriate standstill agreement, provide such person with access to information regarding GW; provided, however, that the person making the Acquisition Proposal shall not be precluded thereunder from making or consummating the Acquisition Proposal, and provided further that GW sends a copy of any such confidentiality agreement to FN promptly upon the execution thereof and FN is provided with a list of or a copy of the information, if any, provided to such person that was not previously provided to FN and FN is promptly provided with access to similar information.

(d)                                 GW shall be responsible for any breach of this Section 8.01 by any officer, director, employee, representative or agent of GW or the Subsidiary, including for greater certainty its financial advisors.

Section 8.02                                Notice by GW of Superior Proposal Determination

(a)                                  Until the earlier of (i) the Completion Deadline, (ii) the Effective Time, and (iii) the termination of this Agreement in accordance with its terms, GW and the directors thereof shall not accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal (other than a confidentiality agreement contemplated by Section 8.01(c) hereof) on the basis that it would constitute a Superior Proposal, unless (i) GW has provided FN with a copy of the documents containing such Acquisition Proposal (with such deletions as are necessary to protect any confidential portions of such document, provided that material terms or conditions of, and the identity of the person making, such Acquisition Proposal may not be deleted) which the GW Board has determined would be a Superior Proposal, and (ii) five Business Days shall have elapsed from the later of the date FN received notice of the determination of the GW Board to accept, approve, recommend, or enter into an agreement in respect of, such Acquisition Proposal and the date FN received a copy of the Acquisition Proposal.

(b)                                 During the five Business Days referred to in Section 8.02(a) hereof, GW acknowledges and agrees that FN shall have the opportunity, but not the obligation, to offer in writing to amend the terms of this Agreement as it relates to the Arrangement.  The GW Board shall review any such written offer by FN to amend the terms of this Agreement as it relates to the Arrangement in order to determine in good faith whether such written offer of FN, upon acceptance by GW, would result in the Acquisition Proposal no longer constituting a Superior Proposal.  If the GW Board so determines, GW shall enter into an amended agreement with FN reflecting the written amendment proposed by FN. If the GW Board does not so determine upon consultation with, as appropriate (and as determined by the GW Board in its discretion), financial, legal and other advisors to GW, that the Acquisition Proposal remains a Superior Proposal and therefore rejects the amended proposal of FN, GW may terminate this Agreement and enter into an agreement with respect to such Superior Proposal subject only to payment to FN of the fee contemplated by Section 8.03 hereof (unless such fee is not payable as provided in such section).  GW also acknowledges and agrees that each successive modification of any material term of an Acquisition Proposal in respect of GW shall constitute a new Acquisition Proposal for purposes of the requirements hereof and shall initiate an additional five Business Day period.

Section 8.03                                Break Fee Event

In the event that:

(a)                                  this Agreement is terminated by GW pursuant to Section 9.02(b)(ii) hereof;

(b)                                 this Agreement is terminated by FN pursuant to Section 9.02(c)(ii) hereof, except where such termination is due to the GW Board having withdrawn or modified in a manner adverse to FN its approval or recommendation of the Arrangement as a result of a Material Adverse Change in respect of FN; or

(c)                                  a bona fide Acquisition Proposal shall have been made to GW and publicly announced to GW Shareholders generally or shall have been made directly to GW Shareholders generally or any person shall have publicly announced an intention to make an Acquisition Proposal in respect of GW and, in each case, such Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the GW Meeting, and thereafter, GW Shareholder Approval is not obtained and this Agreement is subsequently terminated by FN or GW pursuant to Section 9.02(d)(i) hereof and such Acquisition Proposal is completed within six months of the GW Meeting; provided, however, for purposes of this Section 8.03 (c), all references to “20% or more” in the definition of “Acquisition Proposal” shall be interpreted as meaning “50% or more”;

then GW shall pay to FN within five Business Days following such event $25 million in immediately available funds to an account designated by FN.  GW shall not be obligated to make more than one payment pursuant to this Section 8.03.  GW hereby acknowledges that the payment amount set out in this section is a payment of liquidated damages which are a genuine pre-estimate of the damages, costs and losses which FN will suffer or incur as a result of the event giving rise to such damages, costs and losses and the resultant non-completion of the Arrangement and are not penalties.  GW hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. FN hereby acknowledges and agrees that the payment of the amount set out in this section is the sole and exclusive remedy of FN in respect of the events giving rise to the payment thereof, absent fraud.  Notwithstanding the foregoing, GW shall not be obligated to pay any amount contemplated in this Section 8.03 if, at the time of such termination of this Agreement, FN is in material default of any of its obligations hereunder.

ARTICLE NINE
AMENDMENT AND TERMINATION

Section 9.01                                Amendment

This Agreement may, at any time and from time to time before or after the holding of the GW Meeting, be amended by mutual written agreement of the parties hereto without, subject to applicable Laws, further notice to or authorization on the part of the GW Shareholders, and any such amendment may, without limitation:

(a)                                  change the time for the performance of any of the obligations or acts of any of the parties hereto;

(b)                                 waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)                                  waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the parties hereto; and

(d)                                 waive compliance with or modify any condition herein contained;

provided, however, that notwithstanding the foregoing, after receipt of GW Shareholder Approval, other than as may be ordered by the Court, there shall be no amendment that by Law requires further approval of the GW Shareholders without the further approval of such holders. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order but, in the event that the terms of the Final Order require any such amendment, the rights of the parties hereto under Section 7.01, Section 7.02, Section 7.03, Section 8.03 and Article Nine hereof shall remain unaffected.

Section 9.02                                Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)                                  by the mutual written consent of the parties hereto;

(b)                                 by GW:

(i)                                     as provided in Section 7.01 and Section 7.02 hereof; or

(ii)                                  in order to enter into a definitive written agreement with respect to a Superior Proposal as contemplated in Section 8.02(b);

(c)                                  by FN:

(i)                                     as provided in Section 7.01 and Section 7.03 hereof; or

(ii)                                  if the GW Board shall have withdrawn or modified in a manner adverse to FN its approval or recommendation of the Arrangement or shall have approved or recommended any Superior Proposal;

(d)                                 by FN or by GW:

(i)                                     if the GW Meeting shall have been held and completed and GW Shareholder Approval shall not have been obtained; or

(ii)                                  by either FN or GW, if the Effective Time shall not have occurred on or before the Completion Deadline provided that the right to terminate this Agreement under this paragraph shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Completion Deadline;

provided that any termination by a party hereto in accordance with paragraph (b), (c), or (d) above shall be made by such party delivering written notice thereof to the other party hereto prior to the Effective Date and, in each case other than paragraph (d)(ii), specifying therein in reasonable detail the matter or matters giving rise to such termination right.  In the event of any such termination in accordance with this Section 9.02, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of FN or GW hereunder except as set forth in Section 8.03 which provisions shall survive the termination of this Agreement. Provided further that, except as provided in Section 8.03, the termination of this Agreement in accordance with Section 9.02 shall not relieve any Party from any liability for any material breach by it of this Agreement. A termination of this Agreement shall not constitute a termination of the Confidentiality Agreement which shall continue in full force and effect in accordance with its terms.

ARTICLE TEN
GENERAL

Section 10.01                          Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party hereto shall be in writing and shall be delivered by hand to the party hereto to which the notice is to be given at the following address or sent by facsimile or electronic mail to the following numbers or to such other address or facsimile number as shall be specified by a party hereto by like notice.  Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile or electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (local time) at the point of receipt in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the parties hereto shall be as follows:

(a)                                  in the case of GW, to it at:

Gold Wheaton Gold Corp.
Suite 250, 1075 West Georgia Street

Vancouver, British Columbia V6E 3C9

Fax:  (604) 434-1487

E-mail: dcohen@goldwheaton.com

Attention: David Cohen, Chairman and Chief Executive Officer

With a copy to: Kathleen Butt, Chief Financial Officer

Email: kbutt@goldwheaton.com

with a copy to (which shall not constitute notice):

Cassels Brock & Blackwell LLP

Suite 2100, 40 King Street West

Toronto Ontario M5H 3C2

Fax: (416) 350-6949

E-mail: pstein@casselsbrock.com

Attention:  Paul M. Stein

(b)                                 in the case of FN, to it at:

Franco-Nevada Corporation
Suite 740, Exchange Tower
130 King Street West
Toronto, Ontario M5X 1E4

Fax: 416-306-6330

E-mail: jones@franco-nevada.com

Attention: Jacqueline A. Jones

with a copy to (which shall not constitute notice):

Gowling Lafleur Henderson LLP
Suite 1600, 1 First Canadian Place
100 King Street West
Toronto, Ontario M5X 1G5

Fax: 416-862-7661

E-mail: kathleen.ritchie@gowlings.com

Attention:  Kathleen M. Ritchie

Section 10.02                          Remedies

The parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party hereto or its representatives and advisors and that such breach may cause the non-breaching party hereto irreparable harm.  Accordingly, the parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the parties hereto, GW (if FN is the breaching party) or FN (if GW is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance.  Subject to any other provision hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the parties hereto; however, if the break fee is paid in accordance with Section 8.03, this shall be the sole remedy in respect of a break fee event pursuant to Section 8.03.

Section 10.03                          Expenses

The parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the GW Meeting and the preparation and mailing of the Proxy Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the party hereto incurring such expense. Each party hereto represents and warrants to the other party that no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the transactions contemplated hereby, other than the financial advisors of each party. The filing fee in respect of the Competition Act Approval shall be paid by FN. The provisions of this Section 10.03 shall survive the termination of this Agreement.

Section 10.04                          Time of the Essence

Time shall be of the essence in this Agreement.

Section 10.05                          Entire Agreement

Except for the Confidentiality Agreement, this Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements (including the Letter Agreement), understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof.  There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

Section 10.06                          Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including the Plan of Arrangement.

Section 10.07                          Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.  Each party hereto hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement on or before the Effective Date and to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement after the Effective Date.

Section 10.08                          Execution in Counterparts

This Agreement may be executed in one or more counterparts by original or telefacsimile signature, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same.

Section 10.09                          Waiver

No waiver or release by any party hereto shall be effective unless in writing and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.  Waivers may only be granted upon compliance with the provisions governing amendments set forth in Section 9.01 hereof.

Section 10.10                          No Personal Liability

(a)                                  No director or officer of GW shall have any personal liability whatsoever (other than in the case of fraud, negligence or wilful misconduct) to FN under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of GW.

(b)                                 No director or officer of FN shall have any personal liability whatsoever (other than in the case of fraud, negligence or wilful misconduct) to GW under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of FN.

Section 10.11                          Enurement and Assignment

This Agreement shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and shall be binding upon the parties hereto and their respective successors. This Agreement may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.

Section 10.12                          No Third Party Beneficiaries

Except as provided in Section 6.03(d) and which rights are hereby acknowledged and agreed to by the parties, this Agreement is not intended to, and shall not be construed so as to, confer on any person other than the parties any right or remedies hereunder.

Section 10.13                          Privacy Issues

(a)                                  For the purposes of this Section 10.13, the following definitions shall apply:

(i)                                     “applicable law” means, in relation to any person, transaction or event, all applicable Laws by which such person is bound or having application to the transaction or event in question, including applicable privacy laws;

(ii)                                  “applicable privacy laws” means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law;

(iii)                               “authorized authority” means, in relation to any person, transaction or event, any: (A) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (B) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (C) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (D) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event; and

(iv)                              “Personal Information” means information (other than business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) about an identifiable individual disclosed or transferred to FN by GW in accordance with this Agreement;

(b)                                 The parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use or disclosure of Personal Information disclosed to any party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”);

(c)                                  Prior to the Effective Time, neither party hereto shall use or disclose the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement. After the completion of the transactions contemplated herein, a party may only collect, use and disclose the Disclosed Personal Information for the purposes for which the Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates or for the completion of the transactions contemplated herein, unless: (i) such party shall have first notified such individual of such additional purpose, and where required by applicable law, obtained the consent of such individual to such additional purpose; or (ii) such use or disclosure is permitted or authorized by applicable law, without notice to, or consent from, such individual;

(d)                                 Each party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the parties shall proceed with the Arrangement, and that the Disclosed Personal Information relates solely to the carrying on of the business or the completion of the Arrangement;

(e)                                  Each party acknowledges and confirms that it has taken and shall continue to take reasonable steps to, in accordance with applicable law, prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information;

(f)                                    Subject to the following provisions, each party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the parties’ obligations hereunder. Prior to the completion of the Arrangement, each party shall take reasonable steps to ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access such information in order to complete the Arrangement;

(g)                                 Where authorized by applicable law, each party shall promptly notify the other party to this Agreement of all inquiries, complaints, requests for access, variations or withdrawals of consent and claims of which the party is made aware in connection with the Disclosed Personal Information. To the extent permitted by applicable law, the parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, variations or withdrawals of consent and claims; and

(h)                                 Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of FN, on the one hand, or GW, on the other hand, the other party shall forthwith cease all use of the Disclosed Personal Information acquired by it in connection with this Agreement and will return to the requesting party or, at the requesting party’s request, destroy in a secure manner, the Disclosed Personal Information (and any copies thereof) in its possession.

[THE NEXT PAGE IS THE EXECUTION PAGE]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

FRANCO-NEVADA CORPORATION

Per:

“David Harquail”

GOLD WHEATON GOLD CORP.

Per:

“Kathleen Butt”

SCHEDULE A
FORM OF ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.                                       The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Gold Wheaton Gold Corp. (the “Company”) and its common share holders and Franco-Nevada Corporation pursuant to the Arrangement Agreement (the “Arrangement Agreement”) dated as of January 5, 2011, all as more particularly described and set forth in the Management Information Circular (the “Circular”) of the Company dated       , 2011, accompanying the notice of this meeting (as the Arrangement may be or may have been modified or amended) is hereby authorized and approved.

2.                                       The plan of arrangement (the “Plan of Arrangement”) involving the Company and implementing the Arrangement, the full text of which is set out as Schedule B to the Arrangement Agreement (as the Plan of Arrangement may be or may have been modified or amended) is hereby authorized and approved.

3.                                       The Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder be, and they are hereby confirmed, ratified, authorized and approved.

4.                                       Notwithstanding that this special resolution has been passed (and the Arrangement adopted) by the common shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered without further notice to or approval of the common shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.                                       Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver such documents as are necessary or desirable to the Registrar under the BCBCA in accordance with the Arrangement Agreement for filing.

6.                                       Any officer or director of the Company is authorized to execute and deliver all other documents and do all acts or things as may be necessary or desirable to give effect to this special resolution.

SCHEDULE B
PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.01                                Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below (and grammatical variations of such terms shall have corresponding meanings):

(a)                                  “Arrangement Agreement” means the arrangement agreement dated as of January 5, 2011 between FN and GW, as amended or supplemented prior to the Effective Date, which provides for, among other things, the Arrangement;

(b)                                 “Aggregate Arrangement Consideration” means the total Cash Consideration and the total Share Consideration to be issued pursuant to, and in accordance with, this Plan of Arrangement;

(c)                                  “Amalco” has the meaning set forth in Section 2.03(d) hereof;

(d)                                 “Arrangement” means the arrangement under the provisions of section 288 of the BCBCA on the terms and subject to the conditions set out herein, subject to any amendments or variations thereto made in accordance therewith or made at the direction of the Court in the Final Order;

(e)                                  “BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, in each case as now in effect and as may be amended from time to time prior to the Effective Date;

(f)                                    “Business Day” means a day which is not a Saturday, a Sunday or a statutory or civic holiday, or a day on which commercial banks are not open for business, in Vancouver, British Columbia or Toronto, Ontario;

(g)                                 “Canadian Resident” means a beneficial owner of GW Common Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person);

(h)                                 “Cash Consideration” means $5.20 for each GW Common Share;

(i)                                     “Court” means the Supreme Court of British Columbia;

(j)                                     “Depositary” means Computershare Investor Services Inc., being the depositary appointed by FN for the purpose of, among other things, effecting the exchange of GW Common Shares for the Aggregate Arrangement Consideration pursuant to the Arrangement;

(k)                                  “Dissent Rights” means the right to dissent in connection with the Plan of Arrangement granted to GW Shareholders (other than FN and its affiliates) by the Court in the Interim Order and in accordance with Section 238 of the BCBCA, as modified by Article Three hereof, the Interim Order and the Final Order, and any other right to dissent that is available to GW Shareholders (other than FN and its affiliates) under the BCBCA, as modified by Article Three hereof, the Interim Order and the Final Order;

(l)                                     “Dissenting Shareholder” means a GW Shareholder who has exercised its Dissent Right in accordance with the requirements of the Interim Order;

(m)                               “Effective Date” means the date agreed to by GW and FN in writing as the effective date of the Arrangement after all of the conditions precedent to the completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived, including that the Final Order has been granted by the Court;

(n)                                 “Effective Time” means the commencement of the day on the Effective Date which, in accordance with the BCBCA will be denoted as 12:01 a.m. (Vancouver time) on the filings with the Registrar;

(o)                                 “Election Date” has the meaning set out in Section 2.05(a) hereof;

(p)                                 “Election Deadline” means 4:30 p.m. (local time at the place of deposit with the Depositary as provided in the Letter of Transmittal on the Election Date (as such term is defined in the Plan of Arrangement));

(q)                                 “Eligible Holder” means a beneficial holder of GW Common Shares immediately prior to the Effective Time who is either: (i) a Canadian Resident, or (ii) an Eligible Non-Resident;

(r)                                    “Eligible Non-Resident” means a beneficial holder of GW Common Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and whose GW Common Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act;

(s)                                  “Final Order” means the final order of the Court, as such order may be amended at any time prior to the Effective Date, pursuant to section 291 of the BCBCA approving the Arrangement or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(t)                                    “Former GW Shareholders” means the GW Shareholders immediately prior to the Effective Time;

(u)                                 “GW Common Share Certificate” means a certificate representing GW Common Shares;

(v)                                 “GW Common Shares” means the common shares in the capital of GW as presently constituted;

(w)                               “GW Meeting” means the special meeting of the GW Shareholders, including any adjournments or postponements thereof,  to be called and held in accordance with the Interim Order, among other things, to consider and, if deemed advisable, to approve the Arrangement Resolution and all other matters requiring approval pursuant to the terms and conditions of the Arrangement Agreement or the Interim Order;

(x)                                   “GW Shareholders” means the holders of GW Common Shares at the applicable time;

(y)                                 “Letter of Transmittal” means the letter of transmittal to be sent to GW Shareholders for use in connection with the Arrangement;

(z)                                   “Maximum Cash” shall have the meaning ascribed to such term in Section 2.03(c);

(aa)                            “Maximum Shares” shall have the meaning ascribed to such term in Section 2.03(c);

(bb)                          “Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance herewith or made at the direction of the Court in the Interim Order or the Final Order;

(cc)                            “Share Consideration” means 0.1556 of an FN Common Share for each GW Common Share;

(dd)                          “Subco” means         , a wholly-owned subsidiary of FN which will amalgamate with GW in accordance with this Plan of Arrangement; and

(ee)                            “Tax Exempt Person” means a person who is exempt from tax under Part I of the Tax Act.

In addition, words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.02                                Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections and other portions and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.  The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03                                Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

Section 1.04                                Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05                                Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

ARTICLE TWO
THE ARRANGEMENT

Section 2.01                                Arrangement Agreement

This Plan of Arrangement is made pursuant to the provisions of the Arrangement Agreement and forms a part of the Arrangement Agreement. If there is any conflict or inconsistency between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

Section 2.02                                Binding Effect

This Plan of Arrangement and the Arrangement shall become effective at the Effective Time and shall be binding on FN and GW and all GW Shareholders, at and after the

Effective Time without any further act or formality required on the part of any persons, except as expressly provided herein.

Section 2.03                                Closing

At the Effective Time, the Arrangement shall become effective and the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)                                  Each GW Common Share held by a Dissenting Shareholder shall be deemed to be transferred to FN by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, and FN shall thereupon be obliged to pay the amount therefor determined and payable in accordance with this Plan of Arrangement, and the name of such holder shall be removed from the central securities register of GW as a holder of GW Common Shares and FN shall be recorded as the registered holder of the GW Common Shares so transferred and shall be the legal owner of such GW Common Shares.

(b)                                 Any Former GW Shareholder (other than FN and its affiliates and the Dissenting Shareholders) who has not duly and validly completed and delivered the Letter of Transmittal by the Election Deadline shall be deemed to have elected to receive the Cash Consideration for 100% of his or her GW Common Shares, subject to pro-ration in accordance with Section 2.03(c) hereof.

(c)                                  Each GW Common Share (other than GW Common Shares held by FN and its affiliates and the Dissenting Shareholders) shall be transferred by the holder thereof, without any further act or formality on its part, to FN (free and clear of any Encumbrances of whatsoever nature), and each Former GW Shareholder (other than FN and its affiliates and the Dissenting Shareholders) shall be entitled to receive, in exchange therefor and subject to the provisions of Sections 2.03(b), 2.03(c) and Section 4.01(d) hereof, consideration comprised of, in accordance with the election or deemed election of such Former GW Shareholder:

(i)                                     Share Consideration — 0.1556 of an FN Common Share for each GW Common Share held; or

(ii)                                  Cash Consideration — $5.20 for each GW Common Share held.

The maximum amount of Cash Consideration to be paid to holders of GW Common Shares is an amount determined by multiplying $2.08 by the number of GW Common Shares (excluding GW Common Shares held by FN and its affiliates immediately prior to the Effective Time) that are issued and outstanding on the Effective Date (the “Maximum Cash”). The maximum number of FN Common Shares that may be elected by holders of GW Common Shares is the number of shares determined by multiplying 0.0934 by the number of GW Common Shares (excluding GW Common Shares held by FN and its affiliates immediately prior to the Effective Time) that are issued and outstanding on the Effective Date (the “Maximum Shares”); provided, however, that the Maximum Shares shall be increased, if required, to ensure that GW Common Shares representing at least 40% of all GW Common Shares outstanding at the Effective Time (including GW Common Shares held by FN or its affiliates) are acquired by FN in exchange for FN Common Shares, with a corresponding decrease in the Maximum Cash. In the event that: (x) the aggregate amount of the Cash Consideration that would, but for this clause, be paid to Former GW Shareholders exceeds the Maximum Cash, then the Cash Consideration to be paid to any Former GW Shareholder who has elected to receive Cash Consideration shall be determined by multiplying the total amount of Cash Consideration otherwise payable to such holder by a fraction, rounded to six decimal places, the numerator of which is the Maximum Cash and the denominator of which is the aggregate amount of Cash Consideration otherwise payable to all holders of GW Common Shares who have so elected, and such holder shall be deemed to have elected to receive Share Consideration for the remainder of their GW Common Shares for which they would otherwise have received Cash Consideration; or (y) the aggregate number of FN Common Shares that would, but for this clause, be issuable to holders of GW Common Shares exceeds the Maximum Shares then the number of FN Common Shares issuable to any holder of GW Common Shares shall, subject to rounding in accordance with Section 4.04 hereof, be determined by multiplying the total number of FN Common Shares issuable to such holder by a fraction, rounded to six decimal places, the numerator of which the Maximum Shares and the denominator of which is the number of FN Common Shares otherwise issuable to all electing holders, and such holder shall be deemed to have elected to receive Cash Consideration for the remainder of their GW Common Shares for which such holder would, but for this clause, have received FN Common Shares.

(d)                                 GW and Subco shall amalgamate to form one corporate entity (“Amalco”) with the same effect as if they had amalgamated under Section 270 of the BCBCA such that:

(i)                                     FN shall receive on the amalgamation one Amalco common share in exchange for each GW Common Share previously held and FN shall receive on the amalgamation one Amalco common share in exchange for each Subco common share previously held;

(ii)                                  the capital of Amalco shall be an amount equal to the total of the amount that was the capital of GW immediately prior to the amalgamation and the amount that was the capital of Subco immediately prior to the amalgamation;

(iii)                               the property, rights and interests of GW and Subco will be the property, rights and interests of Amalco;

(iv)                              Amalco shall be liable for the obligations of GW and Subco;

(v)                                 any existing cause of action, claim or liability to prosecution of GW or Subco shall be unaffected;

(vi)                              any legal proceeding being prosecuted or pending by or against either GW or Subco may be prosecuted, or its prosecution may be continued, as the case may be, by or against Amalco;

(vii)                           a conviction against, or a ruling, order or judgment in favour of or against, either GW or Subco may be enforced by or against Amalco;

(viii)                        the notice of articles of Amalco shall be substantially in the form of GW’s notice of articles; and

(ix)                                the articles of Amalco shall be substantially in the form of GW’s articles,

and for purposes of Section 270 of the BCBCA, the provisions of this section shall constitute the amalgamation agreement between GW and Subco.  For United States Federal income tax purposes, the business combination transaction contemplated by this Plan of Arrangement is intended to qualify as a “reorganization” under Sections 368(a)(1)(A) and 368(a)(2)(D) of the United States Internal Revenue Code of 1986, as amended, and the parties hereby adopt this Plan of Arrangement as a “plan of reorganization” within the meaning of United States Treasury Regulations Section 1.368-2(g).  Notwithstanding any representations, statements and covenants set forth in the Arrangement Agreement, it is understood that neither FN nor GW are providing any assurances to any GW Shareholder regarding the United States income tax consequences of the Arrangement to any GW Shareholder.

Section 2.04                                Closing of GW’s Transfer Books

Upon the transfer of the GW Common Shares, holders of GW Common Shares shall cease to have any rights as GW Shareholders, and the central securities register of GW shall be closed with respect to all GW Common Shares immediately prior to Effective Time. If, after the Effective Time, a GW Common Share Certificate is presented to GW or FN, such GW Common Share Certificate shall be cancelled and shall be exchanged as provided in Section 4.01 hereof.

Section 2.05                                Tax Elections

Subject to the requirements and limitations in the Tax Act, an Eligible Holder who transfers GW Common Shares to FN pursuant to the Arrangement and receives any FN Common Shares as consideration may make a joint income tax election with FN, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the transfer. Upon receipt of a Letter of Transmittal in which an Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, FN will arrange for delivery of a tax instruction letter to such Eligible Holder.  The tax instruction letter will provide to the Eligible Holder general instructions on how the Eligible Holder will make the Section 85 Election.  To make the Section 85 Election, the Eligible Holder must provide the required information to the person specified in the tax instruction letter in accordance with the procedure set out therein, within ninety (90) days of the Effective Date.  If all required information is so provided by an Eligible Holder, the properly completed prescribed form for the Section 85 Election will be executed by FN and delivered electronically to the Eligible Holder for execution and filing by the Eligible Holder.  With the exception of the execution by FN of properly completed prescribed forms for purposes of the Section 85 Election, compliance with the requirements for a valid Section 85 Election, including, without limitation, selection of the appropriate elected amount for the prescribed form and the filing of the completed and executed form with the appropriate Governmental Entity, will be the sole responsibility of the Eligible Holder making the Section 85 Election.  FN will not be responsible for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election forms or to properly file such forms within the time prescribed under the Tax Act or the corresponding provisions of any applicable provincial tax legislation.

Section 2.06                                Elections

(a)                                  The initial election date (the “Initial Election Date”) shall be         , 2011, unless otherwise agreed in writing by FN and GW.  If, after the Letter of Transmittal has been mailed, FN and GW determine that the Effective Date is not reasonably likely to occur by the tenth Business Day after the Initial Election Date, then the date by which Letters of Transmittal must be received shall be extended to a date which the parties expect to be not more than 10 Business Days before the Effective Date.  In the event that the date by which Letters of Transmittal must be received is extended, GW shall provide at least 5 days notice of the new Election Date (and shall provide such notice prior to the Initial Election Date if practicable) to holders of GW Common Shares by means of publication, at least once, in The Globe and Mail (national edition) or any other English language daily newspaper of general circulation in Canada.  Any duly completed Letter of Transmittal deposited by the Election Deadline on the Initial Election Date shall not be required to be re-deposited if the date by which Letters of Transmittal must be received is extended pursuant hereto.  The Initial Election Date, as extended and published pursuant to the terms hereof, shall be the “Election Date”.

(b)                                 The Letter of Transmittal shall be sent not less than 21 days prior to the Initial Election Date to each holder of record of GW Common Shares.

(c)                                  Each person who, at or prior to the Election Deadline, is a holder of record of GW Common Shares will be entitled, with respect to all of their shares, to make an election at or prior to the Election Deadline to receive (i) the Cash Consideration, or (ii) the Share Consideration, in exchange for such holder’s GW Common Shares on the basis set forth herein and in the Letter of Transmittal.

Section 2.07                                Methods of Election

The election contemplated by Sections 2.03(c) and 2.06 shall be made as follows:

(a)                                  each Former GW Shareholder shall make such election by depositing with the Depositary by the Election Deadline an irrevocable Letter of Transmittal duly signed and completed in accordance with the provisions thereof, indicating such Former GW Shareholders’ election, together with the certificates representing such Former GW Shareholder’s GW Common Shares;

(b)                                 any Letter of Transmittal once so deposited with the Depositary shall be irrevocable and may not be withdrawn by the Former GW Shareholders;

(c)                                  any Former GW Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal together with the certificates representing such Former GW Shareholder’s GW Common Shares prior to the Election Deadline or otherwise fails to fully comply with the requirements of paragraph 2.06(a), (including any Former GW Shareholders who attempts to exercise but does not validly exercise Dissent Rights) shall be deemed to have elected to receive the Cash Consideration for 100% of his or her GW Common Shares;

(d)                                 any deposit of a Letter of Transmittal and accompanying certificates may be made at any of the addresses of the Depositary specified in the Letter of Transmittal; and

(e)                                  a Former GW Shareholder who holds GW Common Shares as a nominee, custodian, depositary, trustee or in any other representative capacity for beneficial owners of GW Common Shares may submit multiple Letters of Transmittal.

ARTICLE THREE
RIGHTS OF DISSENT

Section 3.01                                Rights of Dissent

(a)                                  GW Shareholders may exercise Dissent Rights in connection with the Arrangement pursuant to and in the manner set forth in Section 238 of the BCBCA as modified by the Interim Order, the Final Order and this Section 3.01; provided that, notwithstanding Subsection 242(2) of the BCBCA, the written objection to the Arrangement Resolution referred to in Subsection 242(2) of the BCBCA must be received by GW not later than 5:00 p.m. (Vancouver time) on the Business Day immediately preceding the date of the GW Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the GW Common Shares held by them and in respect of which Dissent Rights have been validly exercised to FN free and clear of all Encumbrances, as provided in Section 2.03(a), and if they:

(i)                                     ultimately are entitled to be paid fair value for such GW Common Shares, shall be paid the fair value of such GW Common Shares, which shall be the fair value of such GW Common Shares immediately before the approval of the Arrangement by the GW Shareholders and shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such GW Common Shares; or

(ii)                                  ultimately are not entitled, for any reason, to be paid fair value for such GW Common Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of GW Common Shares.

Section 3.02                                Recognition of Dissenting Shareholders

(a)                                  In no circumstances shall FN and GW or any other person be required to recognize a person exercising Dissent Rights unless such person is the holder of those GW Common Shares in respect of which such rights are sought to be exercised.

(b)                                 For greater certainty, in no case shall FN and GW or any other person be required to recognize Dissenting Shareholders as GW Shareholders in respect of which Dissent Rights have been validly exercised after the completion of Section 2.03(a), and the names of such Dissenting Shareholders shall be removed from the central securities register of GW, as applicable, in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 2.03(a) occurs. In addition to any other restrictions under the BCBCA, none of the holders of GW Common Shares who vote or have instructed a proxyholder to vote such GW Common Shares in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights.

ARTICLE FOUR
CERTIFICATES AND PAYMENTS

Section 4.01                                Payment of Consideration

(a)                                  Prior to the delivery of the Proxy Circular, FN shall appoint the Depositary for the purpose of exchanging the Aggregate Arrangement Consideration to be delivered in accordance with the Plan of Arrangement and FN shall deposit, for the benefit of GW Shareholders, the Cash Consideration with the Depositary in the aggregate amount equal to the payments in respect thereof required by the Plan of Arrangement. The Cash Consideration so deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of FN. Concurrently with the mailing of the Proxy Circular GW shall send a Letter of Transmittal and instructions (in a form reasonably acceptable to FN and GW) to each GW Shareholder.

(b)                                 If the Arrangement becomes effective, upon delivery to the Depositary of a duly completed and validly executed Letter of Transmittal, together with one or more GW Common Share Certificate(s): (i) a GW Shareholder (other than FN and its affiliates and Dissenting Shareholders) shall be entitled to receive in exchange for each GW Common Share formerly held by such GW Shareholder an amount in cash and/or a certificate of an FN Common Share registered in such holder’s name, as applicable, representing the consideration that such GW Shareholder has the right to receive therefor in accordance with the Plan of Arrangement; and (ii) any GW Common Share Certificate so surrendered shall forthwith be cancelled. Promptly after receipt of a properly submitted Letter of Transmittal the Depositary shall cause the consideration to be sent to the GW Shareholder at the mailing address designated by such holder in the Letter of Transmittal. Until so surrendered, each outstanding GW Common Share Certificate shall be deemed from and after the Effective Time, for all purposes, to evidence only the right to receive upon such surrender the consideration for each of such shares pursuant to the Plan of Arrangement.

(c)                                  Neither FN nor GW shall be liable to any GW Shareholder or Former GW Shareholder for the consideration attributable to GW Common Shares or for any other cash amounts, delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

(d)                                 To the extent that a GW Shareholder shall not have complied with the provisions of this Section 4.01 and this Plan of Arrangement on or before the sixth anniversary of the Effective Date, any GW Common Share held by such GW Shareholder shall cease to represent a claim by, or interest of any kind or nature, against or in GW or FN and the consideration that such GW Shareholder was otherwise entitled to receive shall be automatically cancelled and the cash portion thereof shall be returned to FN.

(e)                                  Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the consideration pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to FN for no consideration.

(f)                                    No holder of GW Common Shares shall be entitled to receive any consideration with respect to such GW Common Shares other than any consideration to which such holder is entitled to receive in accordance with Section 2.03 and this Section

4.01 and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

Section 4.02                                Lost Certificates

In the event any GW Common Share Certificate which immediately prior to the Effective Time represented one or more outstanding GW Common Shares that were transferred pursuant to Section 2.03(c) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such GW Common Share Certificate to be lost, stolen or destroyed, the Depositary shall issue in exchange for such lost, stolen or destroyed GW Common Share Certificate, the consideration deliverable in accordance with such GW Shareholder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom such consideration is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to FN and the Depositary (acting reasonably) in such sum as FN may direct, or otherwise indemnify FN and GW in a manner satisfactory to FN and GW, acting reasonably, against any claim that may be made against FN and GW with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.03                                Withholding Rights

FN or the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any GW Shareholder or Former GW Shareholder or other person pursuant to this Agreement, including payment pursuant to a Dissent Right, such amounts as required to be deducted and withheld with respect to such payment under the Tax Act or any provision of provincial, state, local, or foreign tax law in each case as amended or succeeded and subject to the provisions of any applicable income tax treaty between Canada and the country where the holder is resident. To the extent that amounts are so withheld and duly remitted to the relevant tax authority, such withheld amounts shall be treated for all purposes as having been paid to the recipient of the payment in respect of which such deduction and withholding was made.

Section 4.04                                Fractional Shares

No fractional FN Common Shares shall be issued upon the surrender for exchange of certificates representing FN Common Shares and no dividend, stock split or other change in the capital structure of FN shall relate to any such fractional security and such fractional interests shall not entitle the holder thereof to vote or to exercise any rights as a security holder of FN. In lieu of any such fractional securities, each person otherwise entitled to a fractional interest in an FN Common Share shall receive an amount in cash by cheque in an amount calculated by multiplying such fraction by $33.41 provided that any such fractional interest which would result in a payment of less than $5.00 shall be ignored. Any cash component of the consideration to be received under the Plan of Arrangement that is less than one cent shall be rounded up to the next whole cent.

ARTICLE FIVE
AMENDMENTS

Section 5.01                                Amendments to Plan of Arrangement

(a)                                  GW may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by FN, (iii) filed with the Court and, if made following the GW Meeting, approved by the Court, and (iv) communicated to GW Shareholders if and as required by the Court.

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by GW at any time prior to the GW Meeting (provided that FN shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the GW Meeting (including as required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the GW Meeting shall be effective only if: (i) it is consented to by each of GW and FN (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by holders of some or all of the GW Common Shares voting in the manner directed by the Court.

(d)                                 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by FN, provided that it concerns a matter which, in the reasonable opinion of FN, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of GW Common Shares.

ARTICLE SIX
FURTHER ASSURANCES

Section 6.01                                Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.

SCHEDULE C
INFORMATION CONCERNING GW OPTIONS AND GW WARRANTS

(i)                                    Information concerning GW Options:

Exercise Price Per Option (CDN)	Exercisable	Expires	Number of Options Outstanding
$3.70	100,000	Apr 29, 2013	100,000
$5.90	1,598,000	June 13, 2012	1,598,000
$6.00	55,000	Oct 16, 2013	55,000
$2.50	690,500	May 13, 2014	690,500
$2.72	2,480,000	Feb 12, 2015	2,480,000
	4,923,500		4,923,500

(ii)                                Information concerning GW Warrants:

Warrants to purchase 25,999,998 GW Common Shares at an exercise price of $10.00 per share (these are listed warrants) expiring on July 8, 2013;

Warrants to purchase 22,992,750 GW Common Shares at an exercise price of $5.00 per share, expiring on March 5, 2011;

Warrants to purchase 7,125,000 GW Common Shares at an exercise price of $5.00 per share, expiring on May 26, 2014; and

Warrants to purchase 6,250,000 GW Common Shares at an exercise price of $5.00 per share, expiring on November 26, 2014.

SCHEDULE D
CONSULTING AGREEMENTS WITH GW

(1)                                  Maluti Services Ltd. (in respect of David Cohen);

(2)                                  Helm Financial Management Inc. (in respect of Kathleen Butt); and

(3)                                  Xiste Management Ltd. (in respect of Brian Montpellier).

SCHEDULE E
DETAILS OF TERMINATION OF EMPLOYMENT COSTS

Severance for Maluti Services Limited (with respect of David Cohen):

Upon termination of his Services with the Company in accordance with section 21(b), and notwithstanding any other provision contained in this Agreement and in lieu thereof, the Company shall within seven calendar days of such termination provide to the Consultant (i) any unpaid base fee up to the date of termination the Consultant is owed; (ii) an amount equal to three times the Consultant’s annual base fee in effect at the date notice of termination is given; and (iii) an amount equal to three times the average of the cash bonuses paid to him for the two most recently completed years, provided that if the termination occurs prior to the completion of two years of the Consultant’s Services, the amount shall be equal to three times the cash bonus paid to the Consultant for the recently completed year, and provided further, that if the termination occurs prior to the completion of one year of the Consultant’s Services, the amount shall be equal to three times the greater of the current year’s fee or targeted cash bonus.

Benefits and Outplacement Services

Upon the termination of the Services of the Consultant at any time in accordance with the provisions of this Agreement (save for automatic termination upon the death of the Consultant or termination for Cause), the Consultant shall be entitled to continue to participate in and be covered by any extended health and benefit plan established by the Company, as provided for in section 8 hereof, until the earlier of: (a) the date which is one year following such termination; and (b) the date on which the Consultant commences Services with a new employer, and the Company shall pay the Consultant a lump sum of $25,000.

For Helm Financial Management Inc. (with respect of Kathleen Butt) and Xiste Management Ltd. (with respect to Brian Montpellier):

7.2         Termination Without Cause by Company  The Company may terminate this Agreement without cause at any time by notice in writing stating the last day Services are required (the “Termination Date”), in which event the Company shall be obligated to provide the Consultant with the compensation set out below (the “Termination Compensation”), which shall be payable on the fifth business day following the Termination Date:

(a)          Base Fee and reimbursable expenses owing as of the Termination Date and any other amounts payable to the Consultant as of the Termination Date;

(b)          an additional lump sum amount equivalent to 2 (two) times the Annual Base Fee set out in Schedule A hereto, calculated on the Consultant’s Annual Base Fee at the highest rate in effect during the twelve (12) month period immediately preceding the Termination Date;

(c)          an additional amount equal to 2 (two) times the average Annual Bonus Percentage for the 2 prior years, applied to the Consultant’s Annual Base Fee at the highest rate in effect during the twelve (12) month period immediately preceding the Termination Date, provided that if the Annual Bonus has been payable for less than 2 years, 100% of the Base Fee shall be deemed the Annual Bonus Percentage for all missing years;

E-2